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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

General Form For Registration of Securities of
Small Business Issuers
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

GEOPETRO RESOURCES COMPANY
(Exact Name of Small Business Issuer in its Charter)

California	94-3214487
(State or other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Stuart J. Doshi, President
One Maritime Plaza, Suite 400
San Francisco, CA 94111
(415) 398-8186
(415) 398-9227-Fax
(Address and telephone number of principal executive officer and principal place of business)

Copies to:
Ward E. Terry, Jr., Esq.
Clanahan, Tanner, Downing & Knowlton, P.C.
730-17th Street, Suite 500
Denver, CO 80202-3580
(720) 359-9500
(720) 359-9501-Fax

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, no par value
(Title of Class)

Series A Convertible Preferred Stock, no par value
(Title of Class)

Series B Convertible Preferred Stock, no par value
(Title of Class)

Disclosure Regarding Forward-Looking Statements

    Included in this report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although GeoPetro Resources Company ("GeoPetro" or "the company") believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations reflected in such forward-looking statements will prove to have been correct.

    All forward looking statements contained in this section are based on assumptions believed to be reasonable.

    These forward looking statements include statements regarding:

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/GeoPetro's financial position.

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/GeoPetro's business strategy.

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/Plans and objectives of GeoPetro's management for future operations and capital expenditures.

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/Estimates of future net cash flows from proved oil and gas reserves.

    GeoPetro can give no assurance that such expectations and assumptions will prove to be correct. Additionally, any statements contained in this Form 10-SB regarding forward-looking statements are subject to various known and unknown risks, uncertainties and contingencies, many of which are beyond GeoPetro's control. Such risks, uncertainties or contingencies may cause actual results, performance, achievements or expectations to differ materially from the anticipated results, performance, achievements or expectations.

    Factors that may affect such forward-looking statements include, but are not limited to:

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/GeoPetro's ability to generate additional capital to complete its planned drilling and exploration activities.

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/Political instability in foreign areas where GeoPetro's properties are located.

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/Risks inherent in oil and gas acquisitions, exploration, drilling, development and production.

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/Price volatility of oil and gas.

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/Competition from other oil and gas companies.

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/Shortages of equipment, services and supplies.

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/Government regulation.

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/Environmental matters.

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/Financial condition and operating performance of the other companies participating in the exploration, development and production of oil and gas ventures in which GeoPetro has a participating interest.

    In addition, since substantially most of GeoPetro's prospects are currently operated by third parties, GeoPetro may not be in a position to control costs, safety and timeliness of work as well as other critical factors affecting producing wells or exploration and development activities.

GLOSSARY OF TERMS

    GeoPetro is in the business of exploring for and producing oil and natural gas. Oil and gas exploration is a specialized industry. Many of the terms used to describe GeoPetro's business are unique to the oil and gas industry. We present the following glossary to clarify certain of these terms you may encounter while reading this Form 10-SB. Unless otherwise noted, all dollar amounts referred to in this document are in U.S. currency.

    "Acquisition of properties" are the costs incurred to obtain rights to production of oil and gas. These costs include the costs of acquiring oil and gas leases and other interests. These costs include lease costs, finder's fees, brokerage fees, title costs, legal costs, recording costs, options to purchase or lease interests and any other costs associated with the acquisitions of an interest in current or possible production.

    "Area of mutual interest" means, generally, an agreed upon area of land, varying in size, included and described in an oil and gas exploration agreement which participants agree will be subject to rights of first refusal as among themselves, such that any participant acquiring any minerals, royalty, overriding royalty, oil and gas leasehold estates or similar interests in the designated area, is obligated to offer the other participants the opportunity to purchase their agreed upon percentage share of the interest so acquired on the same basis and cost as purchased by the acquiring participant. If the other participants, after a specific time period, elect not to acquire their pro-rata share, the acquiring participant is typically then free to retain or sell such interests.

    "Back-in interests" also referred to as a carried interest, involve the transfer of interest in a property, with provision to the transferor to receive a reversionary interest in the property after the occurrence of certain events.

    "Bbl" means barrel, 42 U.S. gallons liquid volume, used in this document in reference to crude oil or other liquid hydrocarbons.

    "Bcf" means billion cubic feet, used in this document in reference to gaseous hydrocarbons.

    "BCFEQ" means billions of cubic feet of gas equivalent, determined using the ratio of six thousand cubic feet of gas to one barrel of oil, condensate or gas liquids.

    "BOE" means barrels of oil equivalent, determined using the ratio of one barrel of oil, condensate or gas liquids to six thousand cubic feet of gas.

    "Btu" means British thermal unit, which is a measure of the heat required to raise the temperature of a one pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

    "Casing point"  means the point in time at which an election is made by participants in a well whether to proceed with an attempt to complete the well as a producer or to plug and abandon the well as a non-commercial dry hole. The election is generally made after a well has been drilled to its objective depth and an evaluation has been made from drill cutting samples, well logs, cores, drill stem tests and other methods. If an affirmative election is made to complete the well for production, production casing is then generally cemented in the hole and completion operations are then commenced.

    "Development costs" are costs incurred to drill, equip, or obtain access to proved reserves. They include costs of drilling and equipment necessary to get products to the point of sale and may entail on-site processing.

    "Dry hole" refers to any well which is plugged and abandoned without being completed or which, after completion, is plugged and abandoned for any reason without having produced commercially within a period of time following such completion.

    "Exploration costs" are costs incurred, either before or after the acquisition of a property, to identify areas that may have potential reserves, to examine specific areas considered to have potential reserves, to drill test wells, and drill exploratory wells. Exploratory wells are wells drilled in unproven areas. The identification of properties and examination of specific areas will typically include geological and geophysical costs, also referred to as G&G, which include topological studies, geographical and geophysical studies, and costs to obtain access to properties under study. Depreciation of support equipment, and the costs of carrying unproved acreage, delay rentals, ad valorem property taxes, title defense costs, and lease or land record maintenance are also classified as exploratory costs.

    "Farm-out" involves an entity's assignment of all or a part of its interest in a property in exchange for the assignee's obligation to expend all or part of the funds to drill and equip the property.

    "Future net revenues, before income taxes" means an estimate of future net revenues from a property at a specified date, after deducting production and ad valorem taxes, future capital costs and operating expenses, before deducting income taxes. Future net revenues, before income taxes, should not be construed as being the fair market value of the property.

    "Future net revenues, net of income taxes" means an estimate of future net revenues from a property at a specified date, after deducting production and ad valorem taxes, future capital costs and operating expenses, net of income taxes. Future net revenues, net of income taxes, should not be construed as being the fair market value of the property.

    "Gross" oil and gas wells or "gross" acres is the total number of wells or acres in which GeoPetro has an interest.

    "Lead" is a promising geological or seismic indication of a potential petroleum resource that may, subject to additional investigation, develop into a "Prospect." A "Lead" may be an interesting geological feature; an event observed on seismic; or an anomaly recognized from remote sensing data, from surface geological field work or from geochemical or geophysical surveys which, subject to further investigation, may be upgraded to a "Prospect" or even a "Play." "Seismic Anomalies" are a specific type of "Lead" recognized only on seismic profiles and include bright spots, dim spots, flat spots, polarity reversals, attribute anomalies, character changes, fade outs and gas chimneys observed on seismic records. A "DHI" or Direct Hydrocarbon Indication is a specific type of "seismic anomaly" widely accepted to be a seismically derived direct indication of the actual presence of hydrocarbons, especially gas.

    "MBbl" means thousand barrels, used in this document to refer to crude oil or other liquid hydrocarbons.

    "Mcf" means thousand cubic feet, used in this document to refer to gaseous hydrocarbons.

    "Mcf/d" means thousand cubic feet per day, used in this document to refer to gaseous hydrocarbons.

    "MMcf" means million cubic feet, used in this document to refer to gaseous hydrocarbons.

    "Net" oil and gas wells or "net" acres are determined by multiplying "gross" wells or acres by GeoPetro's interest in such wells or acres.

    "Oil and gas lease" or "Lease" means an agreement between a mineral owner, the lessor, and a lessee which conveys the right to the lessee to explore for and produce oil and gas from the leased lands. Oil and gas leases usually have a primary term during which the lessee must establish production of oil and or gas. If production is established within the primary term, the term of the lease generally continues in effect so long as production occurs on the lease. Leases generally provide for a royalty to be paid to the lessor from the gross proceeds from the sale of production.

    "Overpressured reservoir" are reservoirs subject to abnormally high pressure as a result of certain types of subsurface conditions.

    "Play" is a distinctive and recognized geological feature, unique to a given geographic area, having demonstrable regional extent that exhibits geologic characteristics favorable for the entrapment of a petroleum resource possibly in multiple accumulations. It would be expected that further geological investigation into the feature or area or concept defined and recognized as a "Play" will yield multiple drilling targets ("Prospects") and other promising indications ("Leads") pointing to the potential presence of a petroleum resource.

    "Present value of future net revenues, before income taxes" means future net revenues, before income taxes, discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties.

    "Present value of future net revenues, net of income taxes" means future net revenues, net of income taxes discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties.

    "Production costs" means operating expenses and severance and ad valorem taxes on oil and gas production.

    "Productive well" refers to any well that is not a Dry Hole.

    "Prospect" is a seismically or geologically mapped feature, with evident closure of its boundary limits, exhibiting geological characteristics favorable as a drilling target in the search for a commercially exploitable petroleum resource accumulation. "Prospects" are "Drillable Prospects" when no further seismic or geological supporting investigation is necessary and the "Prospect" is ready for drilling. "Prospects" not classified as drillable require some additional element of confidence building investigation and substantiation prior to their being elevated to "Drillable Prospect" status.

    "Proved oil and gas reserves"  are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (B) the immediately adjoining portions not yet drilled, but which can reasonably be judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

    "Proved developed oil and gas reserves" are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

    "Proved undeveloped oil and gas reserves" are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

    "Reserve target" means a geologic anomaly which may contain hydrocarbons that has been identified through the use of 3-D and/or 2-D seismic surveys and other methods.

    "Royalty interest" is a right to oil, gas, or other minerals that is not burdened by the costs to develop or operate the related property. The basic royalty interest is retained by the owner of mineral rights when his or her property is leased for purposes of development.

    "3-D Seismic" refers to three dimensional seismic imaging involving three-dimensional seismology measured by a seismograph which uses a grid of numerous cables, rather than only a few lines stretched in one direction. A 3-D survey in effect records and processes a three-dimensional volume of seismic data.

    "Trend" means a geographical area where similar geological, geophysical, or oil and gas reservoir and production characteristics may exist.

    "2-D Seismic" refers to two dimensional imaging involving two-dimensional seismology measured by a seismograph which uses lines stretched in one direction.

    "Seismic option" generally means an agreement in which the mineral owner grants the right to acquire seismic data on the subject lands and grants an option to acquire an oil and gas lease on the lands at a predetermined price.

    "Seismograph" is a device which records the vibrations of the earth and records the shock waves set off by a series of explosions. By obtaining the time interval between the explosion and the reflected and refracted shock wave, the underground structure can be estimated based on the principle that the longer the time interval, the deeper the strata and vice versa. This seismic data permits a contour map to be prepared indicating the presence of any structural traps in the subsurface.

    "Working interest" is an interest in an oil and gas property that is burdened with the costs of development and operation of the property.

PART I

ITEM 1. BUSINESS

General

    GeoPetro Resources Company, a California corporation, is an oil and gas company which was incorporated on August 22, 1994 to engage in the exploration, development, exploitation and production of natural gas and crude oil. The company was originally incorporated in the state of Wyoming doing business as "GeoPetro Company." GeoPetro Company was subsequently merged into GeoPetro Resources Subsidiary Co., a California corporation on June 28, 1996. At the same time, the company's name was changed to its present name, GeoPetro Resources Company.

    GeoPetro's wholly owned subsidiaries include Redwood Energy Company, a Texas corporation and Redwood Energy Production, L.P., a Texas Limited Partnership. GeoPetro also owns a 40% interest in Apex (Bengara II) Ltd. and Apex (Yapen) Ltd., respectively. Both entities are British Virgin Islands Companies. GeoPetro has no other subsidiaries and does not own an interest in any other corporations or entities.

    GeoPetro is filing its registration statement on Form 10-SB in order to make information concerning the company more readily available to the public. As a consequence of filing its registration statement, GeoPetro will be obligated to file with the United States Securities and Exchange Commission certain interim and periodic reports, including an annual report on Form 10KSB, which will contain its audited financial statements for the preceding year then ended and quarterly reports on Form 10QSB, which will contain unaudited financial statements.

    During the past three years, GeoPetro has conducted leasehold acquisition, exploration and drilling activities on its Texas, California, Australian and Indonesian prospects. In January 2000, GeoPetro acquired a 40% interest in two production sharing contract areas located in Indonesia consisting of approximately 3.6 million acres. In December 2000, GeoPetro purchased a 95.3% working interest in the Madisonville Project located in Madison County, Texas. GeoPetro, through its wholly owned subsidiary, Redwood Energy Production, L.P., is the operator of the Madisonville Project.

    The Madisonville Project is presently under development. GeoPetro has re-completed an existing well for production from the Rodessa formation interval at approximately 11,800 feet of depth. The well is currently shut-in awaiting the construction and installation of a planned gas treatment plant. In addition, the company has applied for and received approval from the Texas Railroad Commission for a plan to dispose of waste gas from the planned gas treatment plant. GeoPetro plans to permit, drill and complete an injection well for the purposes of disposing of the waste gas. The gas treatment plant and related pipelines will be constructed by Gateway Processing Company and Hanover Compression Limited Partnership, both of which are unaffiliated with the company, pursuant to agreements that GeoPetro has executed with those parties. The agreements contemplate that the gas treatment plants and related pipelines will be completed as early as March 1, 2002. However, there is no assurance that these firms will be successful in meeting this deadline. Any delays in completing these facilities could adversely affect the company's cash position.

    Other than its activities related to the Madisonville Project, most of GeoPetro's operations are currently in the exploration stage and are focused in Indonesia, Australia, South Texas and California. As of this date, GeoPetro has assembled approximately 7,500,000 gross acres, 1,847,889 net acres, under lease, production sharing contracts or exploration permits.

    A portion of GeoPetro's current acreage position is being evaluated by 2-D and/or 3-D seismic. From the seismic data acquired and reviewed to date, in excess of 100 potential drillsites have been identified.

    Due to nominal revenues from its operations, GeoPetro has been paying most of its operating expenses with the proceeds of capital raised from its security holders.

    Approximately $2.37 million, representing 22% of the net funds raised by GeoPetro have been used to acquire leases, permits, seismic and to fund re-completion work in the Madisonville Project. It is expected that the Madisonville Project will be the principal source of revenue and cash flow for GeoPetro during fiscal 2002.

    Approximately $1.6 million, representing 15% of the net funds raised by GeoPetro, have been used for its Indonesian prospects through the acquisition of a 40% interest in Apex (Bengara II) Ltd. and Apex (Yapen) Ltd. Apex (Bengara II) Ltd., a British Virgin Islands Company, owns a 100% working interest in a production sharing contract consisting of approximately 900,000 acres located primarily onshore in the East Kalimatan Province of Indonesia and is the operator of the contract area. Apex (Yapen) Ltd., a British Virgin Islands Company, owns a 100% working interest in a production sharing contract consisting of approximately 2,400,000 acres located entirely offshore in the Irian Jaya Province of Indonesia and is the operator of the contract area. GeoPetro's interests in the Indonesian properties are operated by Apex (Bengara II) Ltd. and Apex (Yapen) Ltd. Representatives of Apex (Bengara II) Ltd. have informed GeoPetro that drilling is expected to commence in the Bengara project area in 2002. GeoPetro presently anticipates that participation in exploratory and drilling projects in Indonesia will constitute its primary activity in future periods subsequent to 2002.

    Approximately $2.43 million, representing 23% of the funds raised by GeoPetro have been invested in exploration permits, seismic and drilling in Australia. Drilling and well completion activities commenced in these prospects in 1995 and has resulted as of the date of this registration statement in four gas discoveries in three prospects in which GeoPetro owns interests ranging from an 8.5% to a 26.22% interest. It is expected that GeoPetro will participate in the drilling of a minimum of one test well in Australia during 2002.

    The balance of the funds raised have been used primarily to fund various U.S. domestic exploratory activities. GeoPetro's exploratory activities in the U.S. have resulted in natural gas discoveries located in California and Texas. It is anticipated that GeoPetro will expend additional funds to explore these areas during 2001 and future periods.

    GeoPetro's capital budget for the second half of 2001 of approximately $4,150,000, subject to available funds, includes amounts for the drilling of two gross wells or 1.9 wells net to GeoPetro's working interest. In addition, GeoPetro anticipates that as its existing seismic data is further evaluated, and additional seismic data is acquired over the balance of its acreage, additional prospects will be identified for drilling beyond 2001.

    Other than the Madisonville Project in Texas, GeoPetro intends to rely on joint ventures with qualified operating oil and gas companies to operate its projects through the exploratory and production phases. This strategy has the effect of reducing GeoPetro's share of general and administrative costs necessary to conduct operations.

Technology

    GeoPetro participates in projects utilizing economically feasible exploration technology in their exploration and development activities to reduce risks, lower costs, and more efficiently produce oil and gas. GeoPetro believes that the availability of cost effective 2-D and 3-D seismic data makes its use in exploration and development activities attractive from a risk management perspective in certain areas.

    Briefly, through the use of a seismograph, a seismic survey sends pulses of sound from the surface down into the earth, and records the echoes reflected back to the surface. By calculating the speed at which sound travels through the various layers of rock, it is possible to estimate the depth to the reflecting surface. It then becomes possible to infer the structure of rock deep below the earth's surface. GeoPetro evaluates substantially all of its exploratory prospects using 2-D seismic data. In addition, GeoPetro owns approximately 12 square miles of 3-D seismic data covering its leasehold and adjacent lands in the Madisonville Project and 18 square miles of 3-D seismic covering its leasehold and adjacent lands in the Alpha Beta Project.

Acquisition of Producing Properties

    GeoPetro may supplement its exploration efforts with acquisitions of producing oil and gas properties. GeoPetro may seek to acquire producing properties that are underperforming relative to their potential.

Principal Products

    GeoPetro expects that its principal products will be the production of natural gas and crude oil from properties in which it owns an interest. Since its inception, GeoPetro has realized only limited production of natural gas and crude oil from the properties in which it owns an interest. GeoPetro has working interests in various undeveloped oil and gas properties. See Item 3 of this registration statement for a general description of these properties.

Status of Product or Segment

    At present, most of the properties in which GeoPetro has interests are undeveloped properties. See Item 3 of this registration statement for a general description of these properties.

Patents, Trademarks, Licenses, Franchises and Concessions Held

    Permits and licenses are important to GeoPetro's operations, since they allow the search for the extraction of any oil, gas and minerals discovered on the areas covered. See further, Item 3 of this registration statement.

Seasonality of Business

    GeoPetro's business is not seasonal.

Working Capital Items

    The majority of GeoPetro's current assets are in the form of cash received from the sale of its securities in private placements. GeoPetro is required to use this cash to pay for the cost of its operations and activities. See further, Item 2 of this registration statement.

Customers

    GeoPetro's revenues are nominal and to date have been derived from sales of natural gas produced from wells in which it owns a working interest or a royalty interest.

Competition

    The oil and gas industry is highly competitive in many respects, including identification of attractive oil and gas properties for acquisition, drilling and development, securing financing for such activities and obtaining the necessary equipment and personnel to conduct such operations and activities. In seeking suitable opportunities, GeoPetro competes with a number of other companies, including large oil and gas companies and other independent operators with greater financial resources and, in some cases, with more experience. Many other oil and gas companies in the industry have financial resources, personnel, and facilities substantially greater than those of GeoPetro and there can be no assurance that GeoPetro will be able to compete effectively with these larger entities. Companies that are active in the same geographic areas as GeoPetro include, but are not limited to:

  1)
  INDONESIA

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  /BP Amoco

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  /Shell Oil

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  /Total Petroleum

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  /Repsol YPF, S.A.

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  /Unocal Corporation

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  /Exxon/Mobil

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  /Caltex

  2)
  AUSTRALIA

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  /Amity Oil

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  /Empire Oil

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  /Shell Oil

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  /Woodside

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  /Apache Corporation

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  /BHP

  3)
  TEXAS

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  /Chevron Oil

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  /Saxet Petroleum Inc.

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  /El Paso Energy

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  /Anadarko Petroleum Corp.

  4)
  CALIFORNIA

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  /Nuevo Energy Company

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  /Occidental Petroleum Corp.

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  /Plains Resources Inc.

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  /Samedan Oil Corporation

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  /Chevron U.S.A. Inc.

    GeoPetro's ability to acquire additional properties and discover reserves in the future will depend in large measure on its ability to evaluate and select suitable properties and complete such acquisitions on favorable terms in a highly competitive environment. There is no assurance that GeoPetro will be successful in competing against such companies.

Business Risks and Other Special Considerations

    GeoPetro has generated nominal revenues and has incurred operating losses since its inception.

    Since its inception, GeoPetro has only received nominal revenues from its oil and gas activities, while incurring substantial acquisition and exploration costs and overhead expenses which have resulted in the company sustaining an accumulated deficit through June 30, 2001 of $3,648,910. The ability of the company to achieve profitability based on its exploratory activity and the previous losses it has sustained is uncertain. Since 1994, GeoPetro's activities have been primarily related to acquiring and exploring leasehold interests in oil and gas properties in California, Texas, Australia and Indonesia. No assurance can be given that GeoPetro's participation in future drilling activities to explore, develop and exploit on the properties in which it has an interest will be successful, generate positive cash flow to the company or enable the company to achieve profitability at any time in the future.

  The drilling of exploratory oil and gas wells is highly speculative and the success of discovering and producing natural gas and crude oil in commercial quantities from the various properties in which the company owns an interest is both uncertain and unpredictable.

    Exploration for oil and gas on unproven prospects is highly speculative and involves a high degree of risk. With the exception of the Madisonville Project, most of the properties in which GeoPetro has an interest are unproven prospects in which the presence of oil and gas reserves in commercial quantities has not been established. Any decision to engage in exploratory drilling or other activities on any of these properties will be dependent in part on the evaluation of data compiled by petroleum engineers and geologists and obtained through geophysical testing and geological analysis. Reservoir engineering, geophysics and geology are not exact sciences and the results of studies and tests used to make such evaluations are sometimes inconclusive or subject to varying interpretations. As such, there is no certain way to know in advance whether any prospect will yield oil and gas in commercial quantities. Further, it is possible that the company will participate in the drilling of more dry holes than productive wells or that all or substantially all of the wells drilled will be dry holes. The drilling of dry holes on prospects in which the company has an interest could adversely affect the value and the decision to undertake further drilling, exploration and development of such prospects. Accordingly, it is not certain or predictable whether, and no assurance can be made that, the wells drilled on the properties in which the company has an interest will be productive, or if productive, that the company will recover all or any part of its investment in the properties.

  The drilling of offshore wells may involve higher costs and greater potential for delays than the drilling of onshore wells.

    As of the date of this registration statement, approximately 32% of the total gross (52% of the total net) acreage in which GeoPetro has an interest is located offshore. The drilling of offshore exploratory wells, in addition to the previously described risks generally associated with exploratory wells, involves higher costs in most instances than exploratory drilling on onshore properties due to a variety of factors, including compliance with environmental and other regulatory factors, transportation and labor requirements. Also, production from offshore properties is subject to natural conditions such as hurricanes or other violent storms and heavy seas.

  GeoPetro's working interest in properties will be diminished to the extent that it enters into farmout arrangements with unaffiliated third parties.

    GeoPetro has previously entered into farmout arrangements affecting 4,226,000 gross acres of properties in which it originally acquired working interests as part of its strategy to expand and diversify its property holdings without having to undertake the cost of drilling exploratory wells. As a consequence of these arrangements, GeoPetro's retained interests in these properties have been diminished in most instances to a retained working interest ranging from 8.5% to 65% of the production from any Productive Wells drilled on such properties. The Company's opportunity to realize a larger amount of revenues and profits from the prospects which may subsequently be successfully developed will be diminished to the extent of its reduced interests.

  GeoPetro needs and will continue to require additional financing to fund its oil and gas operations and activities.

    GeoPetro is currently receiving only nominal revenues from its operations and has a limited cash position due to its prior acquisition of interest in various oil and gas properties, most of which are nonproducing. Until such time as the properties in which GeoPetro owns an interest are proven productive and GeoPetro is receiving sufficient cash flow from such properties, GeoPetro will be required to raise additional capital from its security holders or otherwise sell or farm-out of interests in its oil and gas properties to unaffiliated third parties. If and when the properties, in which GeoPetro owns an interest, become productive and have adequate reserves, GeoPetro may borrow funds to finance its future oil and gas operations and exploratory and development activities.

    The re-completion of the existing well on the Madisonville Project may result in the generation of sufficient cash flow to fund its operations and enable it to borrow (if its management decides to do so) additional funds to finance its future operations and activities.

    No assurance can be given that GeoPetro will be successful in raising additional funds in the future from any source or, if such additional funds are made available to it, that it will be able to obtain such additional financing on terms acceptable to it. To the extent such funds are not available from any of those sources, GeoPetro's operations and activities will be limited to those operations and activities it can afford with the funds then available to it.

  GeoPetro is subject to a number of business risks which are beyond its control that could adversely affect its financial position and results of operations. These risks are magnified since GeoPetro has limited working capital and limited cash flow from its operations. The occurrence of one or more of the conditions or events mentioned below may have a greater adverse impact on GeoPetro than they would on a larger, better capitalized company.

    The operations of GeoPetro are subject to the many risks and hazards incident to exploring and drilling for, producing and transporting oil and gas, including among other risks:

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  /Blowouts, fires, pollution and equipment failures that may result in damage to or destruction of wells, producing formations, production facilities and equipment.

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  /Personal injuries or death due to accidents, human error or acts of God.

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  /Unavailability of materials and equipment to drill and complete or re-complete wells.

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  /Unfavorable weather conditions

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  /Engineering and construction delays.

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  /Hazards resulting from unusual or unexpected geological or environmental conditions.

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  /Environmental regulations and requirements.

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  /Human error.

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  /Accidental leakage of toxic or hazardous materials, such as petroleum liquids or drilling fluids into the environment.

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  /Lack of assurance that any oil and gas in commercial quantities will be discovered or acquired by GeoPetro.

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  /Changes in laws and regulations affecting oil and gas activities or markets for the oil and gas produced.

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  /Political instability and civil unrest, insurrections or disruptions in foreign countries in which some of our interests are located.

  The marketability of GeoPetro's oil and gas reserves or of reserves which may be acquired or discovered by GeoPetro may be affected by numerous factors beyond its control. These factors include:

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  /Fluctuations in product markets and prices.

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  /Proximity and capacity of pipelines to GeoPetro's oil and gas reserves.

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  /Ability of GeoPetro to finance exploration and development costs.

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  /Availability of processing equipment.

  GeoPetro relies on third parties to operate its exploration projects:

    GeoPetro's ability to manage and mitigate the various risks associated with its exploration and operations is limited since it relies on third parties to operate most of its projects. GeoPetro is a non-operating interest owner in most of its properties. With the exception of its interest in the Madsonville Project and one of its California projects, GeoPetro customarily has entered into joint operating agreements with third party operators for the conduct and supervision of drilling, completion and production operations of those wells in which it has an interest that have been completed on or prior to the date of this registration statement. The success of the oil and gas operations on a property, whether considered on the basis of drilling operations or production operations, depends in large measure on whether the operator of the property properly performs its obligations. The failure of such operators and their contractors to perform their services in a proper manner could result in materially adverse consequences to the owners of interests in that particular property, including GeoPetro. GeoPetro is relying on the following companies to operate its current projects:

  /
  /Apex (Bengara II) Ltd.

  /
  /Apex (Yapen) Ltd.

  /
  /Amity Oil NL

  /
  /El Paso Energy

  /
  /Samedan Oil Corp.

  /
  /Saxet Petroleum

  There could be title defects in GeoPetro's ownership of interests in the properties which it has acquired or may acquire in the future.

    As is customary in the oil and gas industry, only a perfunctory title examination, if any, is conducted at the time properties believed to be suitable for drilling operations are first acquired. Before starting drilling operations, a more thorough title examination is usually conducted and curative work is performed on known significant title defects. GeoPetro typically depends upon title opinions prepared at the request of the operator of the property to be drilled. There can be no assurance that losses will not result from title defects or from defects in the assignment of leasehold rights. Industry standard forms of operating agreements usually provide that the operator of an oil and gas property is not to be monetarily liable for loss or impairment of title. The operating agreements to which GeoPetro is a party provide that in the event of a monetary loss arising from title failure, that the loss shall be borne by all parties in proportion to their interest owned. GeoPetro will suffer a financial loss in the event of a title defect on one or more of the properties in which it has an interest.

  GeoPetro may not have adequate insurance for future contingent losses.

    GeoPetro will not insure fully against all business risks either because such insurance is not available or because premium costs are prohibitive. This is a common practice in the oil and gas industry. However, a loss not fully covered by insurance could have a materially adverse effect on the financial position and results of operations of GeoPetro.

    All of GeoPetro's joint exploration agreements require the operator to purchase and maintain insurance on behalf of GeoPetro and other joint participants. The policies cover general liability and workers compensation insurance and cover various other potential liability claims. In addition to the insurance maintained by the operators of the properties in which it owns an interest, GeoPetro has purchased a general liability policy with a total limit on claims of $40,000,000 and a workers compensation policy as required by California law.

    Generally, these insurance policies cover losses arising from, but not limited to:

  /
  /Personal injury

  /
  /Bodily injury

  /
  /Third party property damage

  /
  /Medical expenses

  /
  /Legal defense costs

  /
  /Pollution in some cases

    In addition to general liability insurance coverage, GeoPetro has also purchased control of well insurance with a limit in the amount of $20,000,000 to cover potential well blowouts and related pollution and clean up costs.

  The volatility of the markets and wide fluctuations in oil and gas prices could have an affect on the company's ability to raise additional capital in the future.

    If and when GeoPetro establishes production from its exploration activities, its revenues, cash flows and profitability will be substantially dependent on prevailing prices for both oil and gas. Furthermore, GeoPetro's ability to raise additional equity and/or debt capital will be heavily influenced by prevailing oil and gas prices.

    Historically, oil and gas prices and markets have been volatile, and they are likely to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond the control of GeoPetro. These factors include, among others:

  /
  /Political conditions in the Middle East and other regions

  /
  /Internal and political decisions of OPEC and other oil and gas producing nations to decrease or increase production of crude oil

  /
  /The domestic and foreign supply of oil and gas

  /
  /The level of consumer demand

  /
  /Weather conditions

  /
  /Domestic and foreign government regulations

  /
  /The price and availability of alternative fuels

  /
  /Overall economic conditions

    As an example of this volatility, the quoted "spot market" price for a barrel of "West Texas Intermediate" crude oil was $22.78 on October 2, 2001. The quoted price for the same grade of oil exactly one year earlier was $32.08 per barrel. This $9.30 decrease in the price of oil represents a 29%

decrease from one year ago. Natural gas prices have been very volatile during the past year as well. During the past 12 months ended October 2, 2001, the closing Henry-Hub natural gas price as quoted on the New York Mercantile Exchange for November 2001 delivery has fluctuated between approximately $2.14 and $6.14 per Mmbtu. This represents a price swing of 65% during the past year. The Henry-Hub price as of October 2, 2001 is approximately $2.27.

  Political and economic uncertainty in Indonesia could worsen at any time and our operations could be delayed or discontinued.

    GeoPetro's business is subject to political and economic risks, including:

  /
  /loss of revenue, property and equipment as a result of unforeseen events like expropriation, nationalization, war, terrorist attacks and insurrection;

  /
  /risks of increases in import, export and transportation regulations and tariffs, taxes and governmental royalties;

  /
  /renegotiation of contracts with governmental entities;

  /
  /changes in laws and policies governing operations of foreign-based companies in Indonesia;

  /
  /exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over international operations;

  /
  /laws and policies of the United States affecting foreign trade, taxation and investment; and

  /
  /the possibility of being subject to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States.

    GeoPetro's operations have not been disrupted by terrorist activity. It is uncertain how terrorist activity will affect GeoPetro in the future, or what steps, if any, the Indonesian government may take in response to terrorist activities. The recent attack on the World Trade Center and a possible retaliation by the United States government has increased the likelihood that U.S. citizens and U.S. owned interests may be targeted by terrorist groups operating both in the United States and in foreign countries, including Indonesia.

  If GeoPetro does not satisfy the work requirements of its production sharing contracts and exploration permits, the Indonesian and/or the Australian governments may terminate all or part of the contracts.

    GeoPetro's Indonesian production sharing contracts and Australian exploration permits have certain work requirements. For more information on the specific contract terms and obligations, see "Description of Properties—Indonesia and Australia" under Item 3 of this registration statement. GeoPetro may not be able to satisfy its contractual obligations. If GeoPetro does not comply with the work requirements of the production sharing contracts and exploration permits, or successfully renegotiate the terms, all or part of one or more of GeoPetro's contracts may be terminated. If these contracts are terminated, GeoPetro would also lose all of its investment in that contract.

Regulations

    Domestic exploration for, and production and sale of, oil and gas are extensively regulated at both the federal and state levels. GeoPetro's business is and will be directly or indirectly affected by numerous governmental laws and regulations applicable to the energy industry, including:

  /
  /Federal environmental laws and regulations

  /
  /State environmental laws and regulations

  /
  /Local environmental laws and regulations

  /
  /Conservation laws and regulations

  /
  /Tax and other laws and regulations pertaining to the energy industry

    Legislation, rules and regulations affecting the oil and gas industry are under constant review for amendment or expansion, frequently increasing the regulatory burden. Any changes in the existing legislation, rules or regulations could have a material adverse effect on GeoPetro's business. The regulatory burdens are often costly to comply with and carry substantial penalties for failure to comply.

    As of the date of this registration statement, GeoPetro has re-completed an existing well in the Madisonville Project as operator. In addition, GeoPetro plans to drill oil, gas and disposal wells in the future as the operator and will be required to obtain local government and other permits to drill such wells. There can be no assurance that such permits will be available on a timely basis or at all. Texas and other states have statutes or regulations pertaining to conservation matters which, among other matters, regulate the unitization or pooling of gas properties and the spacing, plugging and abandonment of such wells and set limits on the maximum rates of natural gas that can be produced from gas wells.

    The operations and activities of GeoPetro are subject to numerous federal, state and local environmental laws and regulations. These laws and regulations:

  /
  /Require the acquisition of permits

  /
  /Restrict the type, quantities and concentration of various substances that can be discharged into the environment

  /
  /Limit or prohibit drilling and other activities on wetlands and other designated, protected areas

  /
  /Regulate the generation, handling, storage, transportation, disposal and treatment of waste materials

  /
  /Impose criminal or civil liabilities for pollution resulting from oil and natural gas operations

    GeoPetro expects that with the increase in its exploratory and development activities, the impact of environmental laws and regulations on its business and operations will also increase. GeoPetro may be required in the future to make substantial outlays of money to comply with environmental laws and regulations. Additional changes in operating procedures and expenditures to comply with future environmental laws cannot be predicted.

    Other than the Madisonville Project, GeoPetro does not operate most of the oil and gas properties in which it owns an interest. In those instances, it is not in the position to exert direct control over compliance with most of the rules and regulations discussed above. GeoPetro is substantially dependent on the operators of its non-operated oil and gas properties to monitor, administer and oversee such compliance. The failure of the operator to comply with such rules and regulations could result in substantial liabilities to GeoPetro which could negatively affect its results of operations.

    As the operator of the Madisonville Project, among other various environmental laws and regulations, GeoPetro will be subject to the U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and any comparable legislation adopted by Texas which imposes strict, joint and several liability on owners and operators of properties and on persons who dispose or arrange for the disposal of "hazardous substances" found on or under the sites of such properties. Under CERCLA, one owner, lessee or other party, having responsibility for and an interest in a site requiring cleanup may, under certain circumstances, be required to bear a disproportionate share of liability for the cost of such cleanup if payments cannot be obtained from other responsible parties. The Resource Conservation and Recovery Act ("RCRA") and comparable rules adopted by

Texas and other states regulate the generation, management and disposal of hazardous oil and gas waste.

    The Texas Railroad Commission has been delegated the responsibility and authority to regulate and prevent pollution from oil and gas operations, including the prevention of pollution of surface or subsurface water resulting from the drilling of oil and gas wells and the production of oil and gas. In addition to regulating the generation, management and disposal of hazardous oil and gas waste, the Texas Railroad Commission has been delegated authority to regulate underground hydrocarbon storage, saltwater disposal pits and injection wells.

    The drilling of oil and gas wells in Texas requires operators to obtain drilling permits, file an organization report and a performance bond or other form of financial security, such as a letter of credit, and obtain a permit to maintain pits to store and dispose of drilling fluids, saltwater and waste as well as other types of pits for other purposes. The issuance of such permits is conditioned upon the Commission's determination that these pits will not result in waste or pollution of surface or subsurface water.

    Other states in which GeoPetro has an interest in oil and gas properties operated by third parties may impose similar or more stringent regulations than imposed under CERCLA or RCRA.

    In re-completing the existing well on the Madsonville Project, GeoPetro will be required to drill a well for injection or disposal of produced waste gas from wells. Injection wells are subject to regulation under the Safe Drinking Water Act ("SDWA") and the regulations and procedures which have been adopted by the Environmental Protection Agency ("EPA") under that Act. Generally, enforcement procedures under the SDWA are administered by the EPA unless such authority has been delegated by the EPA to a state which has primary enforcement responsibility based on the EPA's determination that the state has adopted drinking water regulations no less stringent than the national primary drinking water regulations and meets certain other criteria. Underground injection wells not used for the underground injection of natural gas for storage are generally unlawful and subject to penalties under the SWDA unless authorized by

  /
  /permit issued by the EPA or a state having primary enforcement responsibility, or

  /
  /rule pursuant to an underground injection control program established by a state or the EPA.

Overseas Regulations

    GeoPetro owns working interests in oil and gas prospects located in Australia and Indonesia. GeoPetro has farmed out its interest in some of these prospects to third parties, and other parties are operators of these properties. In exploring for, drilling and developing such properties, these operators will be required to comply with the environmental, conservation, tax and other laws and regulations. The Native Title Act of 1993, an Australian law, may affect the company's ability to gain access to prospective exploration areas or obtain production title on its Australian properties. In addition, if Native Title claims are filed in the future, the company may be required to make payments to settle such claims.

Employees

    As of this date, GeoPetro employs four full-time employees. GeoPetro hires independent contractors from time to time on an "as needed" basis only. GeoPetro has no collective bargaining agreements with its employees. GeoPetro believes that its employee relationships are satisfactory. Due to its current level of growth, GeoPetro anticipates increasing its number of full-time employees to six by the end of 2002. See also, "Management, Executive Compensation, and Employment Contracts."

Premises

    GeoPetro subleases approximately 1,000 square feet in San Francisco, California, which includes offices and storage space. Most of GeoPetro's operations are conducted from this site. The sublease expires December 31, 2001. Subsequent to December 31, 2001, the sublease continues on a month to month basis subject to a four month notice provision by either the sublessor or sublessee (Geopetro). The sublease requires minimum monthly payments of $3,500 per month. GeoPetro also leases approximately 800 square feet in Madisonville, Texas. The lease is month to month and requires minimum monthly payments of $300 per month.

Litigation

    There is no litigation currently pending or threatened against GeoPetro.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with GeoPetro's consolidated financial statements and related notes to the financial statements appearing elsewhere in this document. The following discussion is to inform you about the financial position, liquidity and capital resources of GeoPetro as of December 31, 2000 and June 30, 2001 as well as for the results of operations for the years ended December 31, 1999 and 2000, and the six months ended June 30, 2001.

GeoPetro is an Early Stage Company

    GeoPetro has a limited operating history upon which an evaluation of GeoPetro and its prospects can be based. The risks, expense, and difficulties encountered by early-stage companies must be considered when evaluating GeoPetro's prospects. Additionally, there are numerous significant risks inherent in a company which is engaged in high risk oil and gas exploration.

Financial Condition, Liquidity and Capital Resources

    GeoPetro had a working capital deficit of $1,075,397 at June 30, 2001, $1,942,366 at December 31, 2000 and $296,929 at December 31, 1999. GeoPetro's working capital deficit decreased during the six months ended June 30, 2001 due to cash received from the exercise of common stock warrants and the issuance of common stock.

Historical Cash Used In and Provided by Operating, Investing and Financing Activities

    GeoPetro financed all of its business activities through June 30, 2001 through issuances of its common stock and warrants in private placements. GeoPetro raised net proceeds of $669,920 during 1999, $3,164,598 during 2000 and $1,902,143 during the six months ended June 30, 2001 from common stock issuances and exercise of warrants pursuant to these private placements. During the year ended December 31, 2000 GeoPetro incurred short-term borrowings of $540,000 in connection with an acquisition of property interests in Indonesia, all of which was repaid in full with interest during the same period from the proceeds of the private placements. On December 29, 2000 GeoPetro incurred non-interest bearing short-term borrowings of $1,650,000 to acquire property interests in Madison County, Texas, of which $750,000 was repaid during the six months ended June 30, 2001.

    The net proceeds of the private placements have been primarily invested in oil and gas properties totaling $407,908, $2,405,019 and $1,248,721 for the years ended December 31, 1999 and 2000 and the six months ended June 30, 2001, respectively.

    GeoPetro's cash balance at June 30, 2001 was $170,039 compared to a cash balance of $51,249 at December 31, 2000. The change in GeoPetro's cash balance is summarized as follows:

Cash balance at December 31, 2000	$51,249
Sources of cash:
Cash provided by financing activities	1,872,943

Total sources of cash including cash on hand	1,924,192
Uses of cash:
Cash used in operating activities	(503,583)
Oil and gas property expenditures	(1,248,721)
Furniture, fixtures and equipment	(1,849)

Total uses of cash	(1,754,153)

Cash balance at June 30, 2001	$170,039

Plan of Operation for the Twelve Months Following June 30, 2001

    In June 2001, GeoPetro, through its wholly owned subsidiary, Redwood Energy Production, L.P., entered into agreements with Gateway Processing Company and Hanover Compression Limited Partnership to facilitate construction and installation of a gas treatment plant as well as gathering and transportation pipelines to initiate gas sales from the Madisonville Project. See Item 3. Description of Properties—Texas for an expanded discussion of the terms of these agreements.

    The terms of the agreement call for the construction and installation of a gas treatment plant by Hanover at the Madisonville Field with an initial capacity sufficient to treat and bring up to pipeline quality specifications eighteen million cubic feet of gas per day (18,000 Mcf/d) of production from Redwood's Rodessa wells. The agreement also provides for the installation of field gathering pipelines and an approximately seven mile sales pipeline with an estimated capacity of 60,000 Mcf/d to transport the Madisonville gas to a major pipeline in the area. Hanover and Gateway's obligation to provide the gas treatment plant and related pipeline facilities is conditional upon GeoPetro fulfilling specific requirements:

1)
GeoPetro is required to re-complete an existing well for production from the Rodessa formation interval at approximately 11,800 feet of depth, conduct an evaluation to substantially confirm the production rates and reserves indicated in a prior Ryder Scott reserve report, and provide a current gas composition analysis to substantially confirm assumptions regarding gas quality used for sizing major equipment to be installed at the gas plant. GeoPetro has completed re-completion and testing operations on the Ruby Magness Well which are estimated to cost $4,000,000; and,

2)
provide an injection well for disposal of waste gas from the treatment plant. GeoPetro has received approval from the Texas Railroad Commission for a plan to dispose of waste gas by means of an injection well. GeoPetro plans to permit, drill and complete the injection well in the first quarter of 2002. The injection well is estimated to cost $850,000.

    In addition, upon the completion of the Ruby Magness Well and obtaining all necessary permits for the conduct of sour gas operations, GeoPetro is required to advance a payment of $900,000 to the parties from which it purchased the Madisonville Project. This payment plus the estimated costs for the Ruby Magness Well re-completion and the drilling and completion of the injection well are expected to aggregate $5,750,000.

    In the opinion of GeoPetro's management, the existing working capital of GeoPetro and net cash flow from operations will not be sufficient to fund the operations and projected capital requirements of GeoPetro, including the estimated expenditure associated with the Madisonville Project as discussed above, throughout the twelve months following June 30, 2001. GeoPetro will need either additional capital infusions, increased cash flow from operations or sales and/or farmouts of its oil and gas properties to fund projected expenditures. To the extent available, GeoPetro plans to allocate its cash resources from all sources, including the net proceeds of private offerings, to the following categories of expenditures:

1)
Drilling and completion costs for wells on GeoPetro's prospects which are estimated to be approximately $4,850,000 for the twelve months following June 30, 2001. This estimate includes the costs associated with the Madisonville Project discussed above;

2)
Leasehold acquisition costs which are estimated to be $1,900,000 during the twelve months following June 30, 2001; and,

3)
General and administrative overhead expenses which are estimated to be $1,166,000 during the twelve months following June 30, 2001;

    GeoPetro's planned capital expenditures and administrative expenses will likely exceed GeoPetro's working capital and cash flow from operations. Accordingly, it will be necessary for GeoPetro to raise additional funds. It is anticipated that additional funds will be raised from one or more of the following sources:

1)
GeoPetro is currently conducting a best efforts private offering of its common stock. The current offering is for a maximum of $12,000,000 which management believes will provide sufficient working capital to fund GeoPetro's operations and projected capital expenditures for the twelve months following June 30, 2001. However, there is no assurance that the offering will be completed for the full $12,000,000. Since June 30, 2001 and up to the date of this registration statement, GeoPetro has issued 223,775 shares of its common stock for net proceeds of $388,775 in connection with these private placements.

2)
GeoPetro may seek to sell or farmout its working interest in certain oil and gas properties for cash plus a carried working interest.

3)
GeoPetro is seeking debt financing through the issuance of promissory notes. Since June 30, 2001, GeoPetro has realized net proceeds of $1,400,000 from the issuance of promissory notes as follows:

Payee	Amount	Interest rate	Maturity Date
Related party	$310,000	8%	upon demand
Shareholder	100,000	8%	31-Dec-02
Shareholder	250,000	8%	18-Sep-04
Shareholder	750,000	8%	30-Nov-02

	$1,410,000

4)
GeoPetro may seek bank financing at such time that meaningful cash flow from operations is established. GeoPetro is not able to predict when, if ever, such cash flow from operations and related financing will be available.

5)
GeoPetro may realize additional cash flow from oil and gas wells to be drilled, if found to be productive. GeoPetro owns a working interest in wells that are currently producing. However, the projected cash flow from these wells is expected to be nominal for the remainder of 2001 and could be significant for the first six months of 2002 depending on if, and when, the Madisonville Project begins production.

    If the above additional sources of cash are insufficient or are unavailable on terms acceptable to GeoPetro, GeoPetro will be compelled to reduce the scope of its business activities. If GeoPetro is unable to fund planned expenditures within a thirty to sixty day period after a well is proposed for drilling, it may be necessary to:

1)
Forfeit its interest in wells that are proposed to be drilled;

2)
Farm-out its interest in proposed wells;

3)
Sell a portion of its interest in proposed wells and use the sale proceeds to fund its participation for a lesser interest; and

4)
Reduce general and administrative expenses.

    In the event that GeoPetro's expenditures exceed these sources of working capital and GeoPetro cannot raise additional capital, it may be necessary for GeoPetro to curtail its business activities until other financing is available.

    These are forward looking statements that are based on assumptions which in the future may not prove to be accurate. Although GeoPetro's management believes that the expectations reflected in such forward looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved.

Long Term Liquidity and Capital Resources

    GeoPetro has work program commitments associated with its participation in the Bengara II and Yapen production sharing contracts ("PSC") in Indonesia as well as its participation in certain Australian exploration permits. These commitments are as follows:

	Work program commitments
Year ending 31-Dec
	Indonesia	Australia	Total
2001	$3,200,000	$44,421	$3,244,421
2002	1,600,000	61,664	1,661,664
2003	2,200,000	58,523	2,258,523
2004	2,100,000	30,345	2,130,345
2005	3,700,000	—	3,700,000
2006	800,000	—	800,000
2007	2,000,000	—	2,000,000
2008	800,000	—	800,000
2009	400,000	—	400,000

	$16,800,000	$194,953	$16,994,953

    The above amounts do not include program commitments for two exploration permits in Australia which are the subject of a farm-out option agreement to a third party. The subject permits are EP 408 and EP 381 which are further described in "Description of Properties—Australia—Whicher Range." At present, it is GeoPetro's intention to farm-out its interest in the Indonesian PSCs to third parties so that the work program commitments shown above, or a portion thereof, will be borne by such third parties. Although GeoPetro is in discussions with several parties regarding potential farm-outs of the Indonesian PSCs, no definitive farm-out agreements have been reached and there is no assurance that such agreements will ever be secured.

    In order for GeoPetro to maintain its interest in the foreign contract and permit areas, the above work and expenditure commitments must be met or an extension must be granted by the applicable governing authority. In the event that GeoPetro does not meet the work program commitments through a farm-out agreement on favorable terms and no extensions are granted for meeting the commitments, GeoPetro will forfeit its interest in the contract or permit areas. If GeoPetro forfeits its interest in the contract or permit areas, it will be necessary to record an impairment writedown equal to the capitalized costs recorded for the area forfeited. This could have a material adverse impact on GeoPetro's financial condition and results of operations in future periods.

    Other than the above commitments, the timing of most of GeoPetro's capital expenditures is discretionary. GeoPetro has no material long-term commitments associated with its capital expenditure plans or operating agreements. Consequently, GeoPetro has a significant degree of flexibility to adjust the level of such expenditures as circumstances warrant. The level of capital expenditures will vary in future periods depending on the success it experiences on planned exploratory drilling activities in future periods, gas and oil price conditions and other related economic and political factors. Accordingly, GeoPetro has not yet prepared an estimate of capital expenditures for periods beyond 2002.

Comparison of Results of Operations for the years ended December 31, 1999 and 2000

    During the years ended December 31, 1999 and 2000 GeoPetro had gas revenues of $9,522 and $6,230, respectively. GeoPetro's net production was 6,286 mcf at an average price of $1.51 per mcf for 1999 and 2,359 mcf at an average price of $2.64 for 2000.

    General and administrative expenses for the year ended December 31, 1999 were $498,389 compared to $734,730 for the year ended December 31, 2000. This represents a $236,341 or a 47% increase. The primary reasons for the increase were:

(1)
The addition of a chief financial officer who joined GeoPetro in June of 2000. This accounted for approximately $68,000 of the increase.

(2)
An increase in other salary and related payroll tax expenses of approximately $11,000.

(3)
An increase of $77,500 in audit and tax preparation fees.

(4)
An increase in consulting fees of approximately $23,000 related to GeoPetro's increased business activities.

(5)
An increase in franchise taxes of approximately $9,000 related to doing business in Texas.

    Loss from operations totaled $492,092 for the year ended December 31, 1999 compared to $734,005 for the year ended 2000. The primary reason for the increase in the loss was the increase in general and administrative expenses.

    Other income for the year ended December 31, 1999 consisted of interest income in the amount of $418 compared to $7,973 of interest income for the year 2000. The reason for the increase was higher average cash balances in 2000 compared to 1999.

    During the year ended December 31, 1999, GeoPetro incurred interest expense of $8,064 most of which related to credit card debt and short term working capital loans from unrelated parties. During the year ended December 31, 2000, GeoPetro incurred interest expense of $25,911 most of which related to short-term indebtedness incurred in connection with the acquisition of the Indonesia property interests.

    Net loss for the year ended December 31, 1999 was $499,738 compared to $751,943 for the year ended December 31, 2000. The increase in net loss was primarily due to the reasons cited above.

Comparison of Results of Operations for the Six Months Ended June 30, 2000 and 2001

    During the six months ended June 30, 2000 GeoPetro had oil and gas revenues of $1,499. GeoPetro's net production was 792 mcf at an average price of $1.89 per mcf. During the six months ended June 30, 2001 GeoPetro had gas revenues of $23,071. GeoPetro's net production was 3,460 mcf at an average price of $6.67 per mcf.

    During the six months ended June 30, 2000 GeoPetro incurred lease operating expenses of $82. GeoPetro's average lifting cost for this period was $0.10 per mcf equivalent. During the six months ended June 30, 2001 GeoPetro incurred lease operating expenses of $8,566. GeoPetro's average lifting cost for this period was $2.48 per mcf equivalent. The reason for the significant increase in average lifting cost per mcf equivalent was the addition of the State of Texas #1 well which commenced production in January 2001 and has experienced high operating costs.

    General and administrative expenses for the six months ended June 30, 2000 were $376,866 compared to $544,241 for the six months ended June 30, 2001. This represents a $167,375 or a 44% increase over the prior year period. The primary reasons for the increase were:

(1)
An increase in legal costs in 2001 of approximately $28,000 associated with the company's transition to a public reporting company, including costs relating to this registration statement;

(2)
An increase in the number of full time employees from three in 2000 to four in 2001 which accounted for approximately $41,000 of the increase;

(3)
An increase in salaries expense not related to the increase in number of full time employees which accounted for approximately $79,000 of the increase; and

(4)
Costs related to an increase in operational activities of approximately $19,000.

    Depreciation, depletion and amortization expense for the six months ended June 30, 2000 was $653 compared to $5,351 of which $3,356 represents amortization of the U.S. full cost pool for the six months ended June 30, 2001. The increase was due to higher depletion expense associated with oil and gas properties.

    At June 30, 2001, it was determined that the total net costs in the U.S. evaluated cost pool exceeded their net realizable value due to a decline in the price of natural gas after December 31, 2000. Accordingly, an impairment writedown of $380,352 was recorded for the six months ended June 30, 2001. No impairment writedown was recorded for the six months ended June 30, 2000.

    Loss from operations totaled $376,102 for the six months ended June 30, 2000 compared to $915,439 for the six months ended June 30, 2001. The increase in the loss was due to higher general and administrative expenses as well as the impairment writedown expense in the latest period.

    Other income for the six months ended June 30, 2000 and 2001 consisted of interest income in the amount of $2,914 and $45, respectively. The reason for the decrease was lower average cash and cash equivalents balances for the 2001 period as compared to the 2000 period.

    During the six months ended June 30, 2000 and 2001, GeoPetro incurred interest expense of $6,812 and $4,913, respectively. The higher interest expense in the prior year period was due to short term borrowings which were incurred to acquire property interests in Indonesia which bore interest at a rate of 7.5% per annum.

    Net loss for the six months ended June 30, 2000 and 2001, was $380,000 and $920,307, respectively. The increase in net loss was primarily due to higher general and administrative expenses and the impairment writedown expense as discussed above.

Income Taxes

    As of December 31, 2000, GeoPetro had approximate tax net operating loss (NOL) carryforwards as follows:

	NOL Carryforward	Begins to expire in
	Millions
Federal	$4.2	2011
California	$4.2	2001
Texas	$0.6	2004
Australia	$1.3	N/A

    A significant change in ownership of GeoPetro may limit GeoPetro's ability to use these NOL carryforwards. SFAS No. 109 requires that the tax benefit of such net operating loss be recorded as an asset. At December 31, 2000, GeoPetro had net deferred tax assets of approximately $1.3 million related to the NOL, tax credits, and miscellaneous temporary differences. GeoPetro has recorded a full valuation allowance of $1.3 million at December 31, 2000, due to uncertainties surrounding the realizability of the deferred tax asset.

Subsequent Events

    Since June 30, 2001 and up to the date of this registration statement, GeoPetro has issued 223,775 shares of its common stock for net proceeds of $388,775 in connection with private placements of its common stock to accredited investors. In addition, GeoPetro issued 3,200 shares as finder fees in connection with these private placements. GeoPetro relied upon Section 4(2) of the Securities Act in claiming exemption for the registration requirement of the Securities Act.

    Since June 30, 2001 and up to the date of this registration statement, GeoPetro has issued short and long term promissory notes for net proceeds of $1,410,000 to accredited investors, including an officer of the company. GeoPetro relied upon Section 4(2) of the Securities Act in claiming exemption for the registration requirement of the Securities Act. A breakdown of these promissory notes is as follows:

Payee	Amount	Interest rate	Maturity Date	Convertible into Common Shares	Warrant Attached
Related party	$310,000	8%	upon demand	No	None
Shareholder	100,000	8%	31-Dec-02	No	None
Shareholder	250,000	8%	18-Sep-04	Yes (a)	Yes (b)
Shareholder	750,000	8%	30-Nov-02	No	Yes (b)

	$1,410,000

  (a)
  The $250,000 note may be converted in whole by the payee, at the payee's option and sole discretion, into shares of GeoPetro common stock at any time on or prior to the Maturity Date. Upon conversion, the payee will be entitled to receive that number of shares calculated by dividing the sum of the outstanding principal amount, plus accrued but unpaid interest thereon, by four (4). If, after one year from September 18, 2001 GeoPetro's common shares are traded on any exchange, including the NASD Over-the Counter Bulletin Board, at an average market price equal to or exceeding $5.00 per share for twenty consecutive trading days, then GeoPetro, at its option, may, at any time thereafter and prior to the maturity date, convert the note into GeoPetro common shares using the same conversion ratio as above.

  (b)
  In conjunction with the $250,000 note, the payee received a warrant to purchase 25,000 Shares at a price of $2.50 per Share (the "exercise price"). In conjunction with the $750,000 note, the payee received a warrant to purchase 75,000 Shares at a price of $2.50 per Share. The warrants expire September 18, 2004. The warrants may be exercised, in whole or in part, by the payment of cash to GeoPetro equivalent to the exercise price multiplied by the number of underlying shares being exercised. Alternatively, the warrants may be converted into shares of GeoPetro on a cashless basis. The number of GeoPetro shares issuable upon conversion of the warrants on a cashless basis is derived as follows:

X = (P)(Y)(A-B)/A
Where X	=	the number of shares of GeoPetro to be issued for the portion of the warrant being converted.
P	=	the portion of the warrant being converted expressed as a decimal fraction.
Y	=	the total number of shares of GeoPetro issuable upon exercise of the warrant in full.
A	=	the fair market value of one share of GeoPetro
B	=	the exercise price on the date of conversion.

ITEM 3. DESCRIPTION OF PROPERTIES

    GeoPetro's current oil and gas exploration activities are focused in four distinct project areas as follows:

1. Indonesia—Onshore East Kalimantan Province and offshore Irian Jaya Province;

2. Australia—Offshore and Onshore in six permit areas located in the Cooper Eromanga, Bonaparte and Perth Basins;

3. Texas—South and East Texas Regions; and

4. California—Onshore San Joaquin and Sacramento Basins.

    In most of its project areas, GeoPetro has entered into joint ventures with operators who have extensive experience and expertise in those areas. This has allowed GeoPetro to obtain working interests in a number of prospects with minimal associated overhead. The company operates its 95.3% owned Madisonville Project located in Madison County, Texas.

    The following discussion contains forward looking statements. The projects discussed in this section may never yield any commercial discoveries of hydrocarbons and, even if they do, they could result in a loss to GeoPetro. See "PART I—ITEM 1 BUSINESS" for a discussion of the risk factors associated with the projects.

1. INDONESIA

    GeoPetro presently owns a 40% interest in two joint ventures which in turn own a 100% interest in Apex (Bengara II) Ltd. and Apex (Yapen) Ltd., respectively. These companies in turn each own a 100% working interest in two contract areas in Indonesia. Both entities are British Virgin Islands corporations, formed for the express purpose of entering into the production sharing contracts ("PSC") with Perusahaan Pertambangan Minyak Dan Gas Bumi Negara ("Pertamina") and conducting operations within the contract areas. Pertamina is the Indonesian state owned oil and gas company which has exclusive authority to explore, drill for, and produce oil and gas minerals in Indonesia. Pertamina is authorized by the Indonesian government to enter into PSCs with petroleum companies to explore and develop such contract areas.

    GeoPetro acquired its interest in the two Indonesian contract areas pursuant to a farm-out agreement effective January 1, 2000. The terms of the farm-out agreement provided that GeoPetro pay an aggregate purchase price of $1,297,000 consisting of the following:

  1.
  Cash of $757,000 which has been paid by GeoPetro; and

  2.
  The issuance of promissory notes totaling $540,000 which has been fully repaid with interest.

    Concurrent with the execution of the farm-out agreement, GeoPetro entered into joint venture operating agreements covering each one of the contract areas.

  a) Bengara II PSC Block

    GeoPetro presently owns a 40% interest in the Bengara II Block Exploration Joint Venture which in turn owns 100% of Apex (Bengara II) Ltd. This British Virgin Islands corporation in turn owns 100% of the underlying rights to explore for and produce oil and gas within the contract area designated as the Bengara II Block, which rights have been granted under the PSC by Pertamina, the Indonesian state owned oil company.

    The Bengara II Block is located in the Tarakan Basin mostly onshore but partially offshore astride the Bulungan River Delta in the Indonesian province of East Kalimantan. It originally covered a single contiguous area of approximately 1.2 million acres, of which 300,000 was relinquished in 2001 by Apex

(Bengara II) Ltd. per the terms of the PSC. A minimum of 10,000 feet of prospective deltaic sediments is expected to exist in the eastern portion of the Bengara II Block and the presence of high quality reservoir sands in close juxtaposition to organically rich and thermally mature source rocks is well documented. Sedimentary conditions for the generation and preservation of hydrocarbons in the Bengara II Block are ideal throughout the entire expected stratigraphic section.

    Geologically, the Bengara II Block lies in the Tarakan Basin near major oilfields at Tarakan and Bunyu. More than 320 million barrels of oil and 96 billion cubic feet of gas have been produced from the Tarakan Basin according to records maintained by Pertamina. The Tarakan Basin is one of five Tertiary rifted-margin sedimentary basins making up eastern Borneo on the eastern margin of the broad area of Southeast Asia, stable through Tertiary time, known as the Sunda platform. The five eastern Borneo basins initially are thought to have developed from a single large depocenter which was later separated into distinct features through the imposition of cross-high structures. These basins are some of the deepest in Indonesia and seismic surveys indicate depths greater than 20,000 feet in the Tarakan Basin southeast of Bunyu Island. Several sub-basins or depocenters exist in the Tarakan Basin. One of these is the Bulungan Sub-Basin now occupied at the surface by the Bulungan River delta. The Bengara II Block lies mostly within the Bulungan Basin.

    Since 1938, only two wells have been drilled in the Bengara II Block. One of these wells encountered a producible gas discovery. The Muara Makapan #1 was drilled in 1988 by Deminex from a swamp barge positioned on one of the Bulungan River Delta mouth channel distributaries. The well was drilled to a total depth of 10,800 feet and tested 19.5 million cubic feet of gas per day together with 602 barrels of condensate per day. The well was plugged and abandoned as a gas discovery. The well was not produced nor were any confirmation wells drilled due to the lack of a local gas market at the time the well was drilled.

    The key to successful prospecting in the Bengara II Block will focus on identifying traps and understanding sand distribution. Presence of source, maturity, seals and reservoirs is proven from drilling results on the block and adjacent to the block.

    A striking feature of the Bengara II Block is the presence of a few old wellbores actively leaking oil into surface lakes. According to local residents near the site, as many as 15 wells were drilled by a Dutch company in 1915 and a small oil production operation existed on the site for several years thereafter. Further site investigations with a wireline unit are planned to determine the depths of the existing wellbores and obtain rock and oil samples at depth if possible. Hydrocarbon exploration in Northeast Kalimantan began in 1897 when wells were drilled near oil seeps on Tarakan Island. In 1901 the Pamusian Field was discovered and is the largest field in the Tarakan Basin and has been producing to the present day with a cumulative production of 193 million barrels of oil according to Pertamina records. Bunyu Field was discovered in 1929 and is the second largest oil field in the Tarakan Basin with cumulative production of over 83 million barrels of oil according to production records.

    Both oil and gas prone hydrocarbon source rocks are widely distributed throughout the sedimentary section found in the Bengara II Block area. Generally source rocks from shale intervals throughout the Tertiary are high in organic content. Basin depths and geothermal gradient combine to place many excellent quality source rocks in thermally mature environments very close to and interbedded with suitable reservoir units. Generally the quality of source rocks in the Bengara II area is excellent. The lithology of the confirmed petroleum source rocks are coals and organic rich shales and silts of the Middle Miocene Naintupo, Meliat and Tabul Formations. The hydrocarbons in this area were generated from lacustrine, coastal plain and deltaic plain deposits. The widespread occurrence over the basin of hydrocarbon prone source rocks at all levels of maturity implies that long distance lateral migration is not necessary to provide hydrocarbons to accumulate in traps.

    Concerning reservoir rocks, the entire series of rocks deposited in the Bulungan Basin since the Late Oligocene period is predominantly one of a series of overlapping fluvio-deltaic systems prograding basinwards generally west to east. Such fluvio-deltaic systems offer definite advantages for the petroleum prospects of an area by depositing reservoir and source facies in often close proximity. Numerous fluvio-deltaic sedimentary environments are conducive to generation of clean, porous high-quality reservoir sands. Often the sands occur as bars or channels and frequently a stratigraphic component is present in their trapping. Clear analogs to the Mahakam Delta region to the south in the Kutai Basin exist in the area of the Bengara II Block.

    Nearly 2,200 line kilometers of 2D seismic data available within the Bengara II Block appear to be adequate for both detailed and reconnaissance interpretation purposes. Some localized areas may benefit from reprocessing. New seismic is required in places where no reconnaissance grid exists and for prospect confirmation in other localities. Field geology surveys are expected to confirm initial drilling targets without the need for additional seismic at this time.

    The Bengara II Block Exploration Joint Venture presently has identified 16 separate and unique plays within the Bengara II Block as well as 36 prospects and over 300 seismically identified leads, many associated with seismic character anomalies and direct hydrocarbon indications. The number of conceptualized plays in the Bengara II Block appears to be impressive. Some well defined prospects present immediate drilling targets. Several Leads offer substantial petroleum potential if productive plays are confirmed.

    Exploration within the Bengara II Block is in its formative stages and it is premature to make meaningful resource estimates. However, the existing exploration work to date indicates a good potential that there are a number of potential petroleum accumulations of commercial size in the Bengara II Block. Analysis of source rocks indicate an almost equal propensity for oil and gas.

Terms of Participation in the Bengara II PSC Block

    All of the lands covered by the exploration agreements are subject to a "Standard" PSC employed by Pertamina for all oil and gas concessions in Indonesia. Generally, the joint venture participants are entitled to receive, from production proceeds, 100% of expenditures in the block as "cost recovery." Once these costs are recovered, Apex (Bengara II) Ltd. is entitled to a production share of approximately 26.7% of oil produced and 62.5% of all gas produced. GeoPetro will be entitled to 40% of Apex (Bengara II) Ltd.'s share of any such production. Sharing terms for certain categories of oil vary slightly as defined in the PSC.

    The terms of the Bengara II PSC include a work commitment and expenditure obligation for Apex (Bengara II) Ltd. to expend a minimum of $7 million during the first three years of the PSC contract term. Additional annually stipulated work commitment expenditures totaling $18 million are required during the next seven contract years. The total work expenditure commitment is $25 million if the PSC contract area is held for the entire first ten year period. As discussed below, under the terms of the PSC, the Bengara joint venture will be required to return portions of the contract area relating to the Bengara II Block to Pertamina during the first ten year period of the PSC.

  Production Sharing Contract

    Under the terms of the production sharing contract dated December 4, 1997, Apex (Bengara II) Ltd. is obligated to make specified expenditures and meet certain obligations to maintain the contract in effect. A summary of the material provisions of the production sharing contract are as follows:

1.
Term. The term of the contract is thirty years or a shorter period if Apex (Bengara II) Ltd. elects to terminate its obligations under the contract or if no commercial hydrocarbons are discovered within the contract area as provided in 2 below.

2.
Early expiration. At the end of six years, unless mutually extended by Apex (Bengara II) Ltd. and Pertamina, the contract expires if no commercially producible hydrocarbons have been discovered in the contract area. Apex (Bengara II) Ltd. may terminate the contract sooner than six years by relinquishing all of its rights and obligations under the contract area.

3.
Relinquishment of Portions of Contract Area. Apex (Bengara II) Ltd. is required to relinquish certain portions of the contract area within the following specified time periods:

Time period	Mandatory Relinquishment
Within three years	25% of contract area
Within six years	25% of contract area
Within ten years	Approximately 20% of contract area

  Apex (Bengara II) Ltd. may designate which areas are to be relinquished subject to approval by Pertamina. Apex (Bengara II) Ltd.'s obligation to relinquish parts of the original contract area under these provisions shall not apply to the surface area of any field in which petroleum has been discovered. In 2001, Apex relinquished approximately 300,000 acres of the original 1.2 million acre contract area. The 300,000 acres relinquished were located in the western portion of the block which Apex (Bengara II) Ltd. considered to be the least prospective for oil and gas.

4.
Initial Payment and Services. Apex (Bengara II) Ltd. is required to pay an up front bonus of $250,000 to Pertamina upon signing the PSC as compensation for information held by Pertamina. During the first contract year, Apex (Bengara II) Ltd. was required to provide to Pertamina, upon Pertamina's request, equipment or services not exceeding $100,000 in value for exploration and production activities in Indonesia's petroleum industry. These commitments have been fulfilled.

5.
Production Bonus Payments. Apex (Bengara II) Ltd. is required to pay to Pertamina specified amounts based on achieving certain cumulative production quantities of crude oil from the contract area when and if commercial production is established. These production bonuses are as follows:

Cumulative production	Cash bonus due
25,000,000 BOE	$500,000
60,000,000 BOE	$1,500,000
100,000,000 BOE	$2,500,000
6.
Commitment for Minimum Work and Cash Expenditures. In order to maintain the contract in effect, Apex (Bengara II) Ltd. is required to complete a work program and expend certain sums of money during the first ten years of the contract, unless the requirement is extended or waived by Pertamina, as follows:

Contract year	Work program	Amount	GeoPetro's 40% share
1	Geologic and geophysical studies	$500,000	$200,000
2	Seismic reprocessing	$500,000	$200,000
3	Drill two wells	$6,000,000	$2,400,000
4	Geologic and geophysical studies	$1,000,000	$400,000
5	Drill one well	$5,000,000	$2,000,000
6	Acquire seismic	$3,750,000	$1,500,000
7	Drill one well	$5,250,000	$2,100,000
8	Evaluate well results	$1,000,000	$400,000
9	Geologic and geophysical studies	$1,000,000	$400,000
10	Geologic and geophysical studies	$1,000,000	$400,000

	TOTAL	$25,000,000	$10,000,000

  Per the terms of the PSC, during the first three years of the contract, Apex (Bengara II) Ltd. has made a firm commitment to expend a minimum of $7,000,000, of which GeoPetro's share will be $2,800,000. The firm commitment is subject to Apex (Bengara II) Ltd.'s election, upon consultation with Pertamina, to relinquish its rights and be relieved of any further obligations under the contract if it has not met the expenditure and work requirements for the first three years of the contract. The third anniversary of the contract is December 4, 2000. To date, Apex (Bengara II) Ltd. has expended $1,040,000 of the required $7,000,000 firm commitment, leaving a $5,960,000 shortfall. The $5,960,000 obligation remaining on the three year expenditure requirement has been extended by Pertamina for one year, or until December 4, 2001. Per the terms of the contract and with Pertamina's consent, Apex (Bengara II) Ltd. may carry forward such yearly commitments to subsequent periods provided that Pertamina consents to any additional extensions. There is no assurance that Pertamina will consent to an extension to Bengara's firm commitment. At the present time, GeoPetro, on behalf of the Bengara joint venture, is seeking one or more industry partners which would be willing either to enter into a joint venture or a farmout agreement for the exploration and development of the Bengara II Block, including the fulfillment of Apex (Bengara II) Ltd.'s work obligations under the PSC.

7.
Sharing Arrangement with Pertamina. Upon establishing commercial production, if ever, Apex (Bengara II) Ltd. and Pertamina shall share ratably in the proceeds from the first 20% of oil and gas produced in the contract area within a given year according to the percentages specified below. The first twenty percent of production is referred to as the First Tranche Petroleum. After the first twenty percent of production, Apex (Bengara II) Ltd. is entitled to receive 100% of the proceeds from the sale of production until cost recovery has been achieved. Cost recovery generally includes 100% of the operating and drilling costs and depreciation of fixed assets applicable to oil and gas operations within the contract area. After Apex (Bengara II) Ltd. has received sufficient proceeds from the sale of oil and gas production to achieve cost recovery in a given year, Apex (Bengara II) Ltd. and Pertamina shall then share ratably in the proceeds of production according to the percentages specified below. For oil and gas produced within the contract area, Apex (Bengara

  II) Ltd. and Pertamina shall share ratably in the proceeds from production of oil and gas, subject to Apex Bengara's cost recovery as above, generally as follows:

Description	Apex (Bengara II) Ltd.	Pertamina
Proceeds from oil sales	26.7857%	73.2143%
GeoPetro's net share	10.7143%
Proceeds from gas sales	62.5%	37.5%
GeoPetro's net share	25.0%
8.
Delivery of Oil at Substantially Discounted Price. Sixty months after commercial production commences, Apex (Bengara II) Ltd. is further subject to a domestic market obligation. This obligation requires Apex (Bengara II) Ltd. to sell and deliver to Pertamina, to meet Indonesia's domestic crude oil needs, a specified quantity of crude oil at a price which is only 15% of the market price of the oil. The specified quantity of crude oil is determined by taking the lesser of (a) or (b) below multiplied by 26.7857%:

  (a)
  multiply the total quantity of crude produced from the contract area by a fraction, the numerator of which is the total quantity of crude to be supplied to the domestic Indonesian market and denominator of which is the entire Indonesian production of crude oil of all petroleum companies; or

  (b)
  compute 25% of the total quantity of crude oil produced from the contract area.

  If in any contract year, the total operating costs, including drilling costs and depreciation of capital costs, exceed total sales proceeds from production of crude oil excluding the proceeds from the first tranche petroleum discussed in paragraph 7, then Apex (Bengara II) Ltd. shall be relieved from the domestic market obligation.

9.
Reversionary Interest. Upon the first commercial discovery of oil or gas in the contract area, Pertamina has the right to demand that 10% of Apex (Bengara II) Ltd.'s rights and obligations under the PSC be offered to itself or an entity owned by Indonesian nationals. The 10% interest shall be offered at a dollar amount equal to 10% of Apex (Bengara II) Ltd.'s cumulative costs incurred in the contract area, including the dollar amounts specified in paragraph 4.

  Joint Venture Agreement

    GeoPetro is party to a joint venture agreement between itself, Continental Energy Corporation ("Continental") and Apex (Bengara II) Ltd. GeoPetro owns 40% and Continental owns the remaining 60% of Apex (Bengara II) Ltd. and through it, the rights underlying the Bengara II PSC. Continental is a Canadian company traded on the OTC Bulletin Board under CPPXF.

    The agreement provides that Apex (Bengara II) Ltd. is the operator of the contract area and GeoPetro and Continental are 40% and 60% joint venture participants in the underlying PSC, respectively. The material terms of the joint venture agreement are as follows:

1.
Special Super Majority Voting Requirements. Management of the joint venture is conducted by a management committee which is comprised of GeoPetro and its joint venture partner, Continental Energy. The committee makes all decisions relating to the joint venture activities including directing the conduct of the joint venture activities and the joint venture operator, including removal of the operator. Generally, most of the decisions require a majority vote of the committee. Under the agreement, a 65% majority comprising two or more unrelated parties constitutes a majority vote. Accordingly, GeoPetro can effectively veto any decision affecting the joint venture with its current 40% interest. However, GeoPetro is also precluded from forcing a decision without the consent and support of its current 60% partner, Continental Energy.

2.
Other Special Majority Voting Requirements. Under certain circumstances, a special majority vote exceeding 80% of the interests from two or more unrelated parties is required to approve a decision of the committee. These special majority circumstances include:

  /
  /Approval of annual work programs submitted to Pertamina by the joint venture; or

  /
  /approval of development plans submitted to Pertamina upon a commercial discovery of oil and gas by the joint venture; or

  /
  /periodic relinquishments of acreage required under the production sharing contract with Pertamina.

3.
Unanimous Voting Requirements. Under certain circumstances, a unanimous vote constituting 100% of the interests is required to approve a decision of the committee. These unanimous majority circumstances include:

  /
  /A dissolution of the joint venture; or

  /
  /surrender of the entire contract area back to Pertamina; or

  /
  /withdrawal of the joint venture from the contract area by sale, election or whatever reason; or

  /
  /any modification, termination or other variation of the joint venture agreement.

4.
First Right of Refusal. The joint venture participants have a first right of refusal in the event one of the participants desires to sell its interest to an outside party. This first right of refusal requires the party desiring to sell its interest to offer its interest to the other joint venture participants on the same terms and conditions as those offered to an outside party.

5.
Default by a Party. If a joint venture participant defaults in the payment of its share of joint venture costs, it is subject to a "squeeze down" provision. A default occurs 60 days after the defaulting party receives notice of nonpayment and default. Upon default, the defaulting party is subject to having its percentage interest reduced by an amount that bears the same proportion to its percentage interest as the default amount bears to the total joint venture costs paid to date by the defaulting party.

6.
Certain Risk Activities. In the event that activities are conducted by less than all the joint venture parties, they are considered "sole risk" activities. A joint venture participant may conduct "sole risk" operations in connection with the following activities so long as they are not part of a pre-approved joint venture work program. The sole risk activities include:

  /
  /Drilling an exploration well; or

  /
  /deepening, reworking, sidetracking, testing or completing an appraisal well or an exploration well; or

  /
  /drilling an appraisal well.

    Sole risk activities occur when less than all of the joint venture participants wish to proceed with certain activities in the contract area. In the event sole risk activities are successful, the participants conducting and paying for the sole risk activity are entitled to recover 100% of the cost incurred in the sole risk activity from any and all production revenue in the contract area. Once the 100% cost recovery has been realized, the participants conducting and paying for the sole risk activity are further entitled to recover an additional 500% of the sole risk costs from any and all future revenue proceeds generated from the pool of oil and gas discovered by the sole risk activity. Upon the sole risk participants recovering the additional 500% cost recovery, the joint venture participants who did not participate in the sole risk activity are then entitled to receive their proportionate share of the revenues from the oil and gas produced from the pool of oil and gas discovered by the sole risk activity.

    The above discussion is only intended to be a summary of the material provisions of the production sharing contract and joint venture agreement. The complete production sharing contract and joint venture agreement are included as exhibits to this document.

Current and Planned Activities in the Bengara II PSC Block

    Apex (Bengara II) Ltd.'s 2001 budget for the Bengara II PSC Block calls for expenditures totaling $5,706,000 which includes the drilling of two wells. The budget requires GeoPetro to expend its 40% share of the budgeted amounts, or $2,282,400. To date, GeoPetro has advanced $160,000 of the required $2.3 million to Apex (Bengara II) Ltd. to cover geologic and geophysical expenditures. GeoPetro will need to raise additional capital to fund its share of the budget, most likely in the form of debt or equity capital. If GeoPetro is unable to raise the required capital, it will likely need to farmout a portion or all of its interest in the block to an industry partner. Such a farmout would likely require that GeoPetro assign a portion of its interest in exchange for an industry partner funding the required capital expenditures. Furthermore, if GeoPetro is unable to secure the necessary funding, either in the form of debt or equity capital or farmout, it may be required to relinquish its interest in the block unless a further extension is granted by Pertamina, which GeoPetro believes is likely, but of which there is no assurance.

  b) Yapen PSC Block

    Apex (Yapen) Ltd. presently owns 100% of the rights to explore for and produce oil and gas in the Yapen PSC granted by Pertamina, under the PSC dated effective as of September 27, 1999.

    The Yapen Block is located entirely offshore in the Indonesian province of Irian Jaya and consists of a single contiguous area occupying approximately 2.4 million acres. The Yapen Block is situated in the North Irian Basin, a Tertiary forearc basin and part of the New Guinea mobile belt which was formed by the collision of the Caroline-Pacific oceanic crust plate with the northern margin of the Indo-Australian Continental plate in Miocene geologic time. The North Irian Basin trends east and west and is approximately 400 miles long, 150 miles wide and some 30,000 feet deep.

    A total of 3,276 kilometers (i.e., approximately 2,036 miles) of 2D seismic were acquired over the Yapen Block by Tesoro in 1971 and 1972. All of this data is available and the quality is sufficient for at least a reconnaissance interpretation over most of the Yapen Block. Tesoro drilled five offshore wells, four of which encountered some oil and gas shows but did not test hydrocarbons. One well, the R#1, tested 21.6 million cubic feet of gas per day and represents a significant gas discovery. Tesoro drilled the R#1 exploration well in 1973 to a total depth of 7,568 feet. The R#1 Well was located in the northeastern portion of the Yapen Block within the Pacific Ocean in water depth of 399 feet. The well reached total depth in basalts believed to represent oceanic crust pre-Tertiary basement. The R#1 appears to be a valid test on the eastern flank of a large seismically determined basement high structure. Given the current state of the developing gas market at Arco's (now BP Amoco) Tangguh Field, further appraisal of the R#1 structure may present an opportunity to greatly reduce exploration risk in the Yapen Block. The size of the structure would likely require up to three appraisal wells. Current exploration activity in the Yapen Block consists of the acquisition and processing approximately 1,200 line kilometers of 2D profiling of selected portions for the purposes of high-grading certain exploration targets within the block.

    The reservoir rocks of the Yapen Block are expected to fall into three possible categories according to depositional environment; turbidite sands, fluvio-deltaic sands and reefal limestone. Clastic deposition in the North Irian Basin began with deep ocean sedimentation processes and through time shoals upward into progressively more shallow marine facies as the basin filled and water depth lessened. Locally, throughout the North Irian Basin's history, carbonate deposition was widespread although likely confined to highs and shelf breaks during periods of small clastic influx. Each of the Auwewa, Darante, Makats and early Mamberamo Formations are observed in outcrop to contain reefal limestone facies equivalents.

    The first documented report of a hydrocarbon occurrence on the northern Irian Jaya coast dates from 1916 when an exploration survey discovered a large live oil seep along the Teer River. The Teer River Seep occurs in alluvium as a shallow pool consisting of a perpetually fed flow of light, orange-brown oil of 38° API gravity. Gas is observed to bubble through the oil pool. Gas analysis indicates it contains mostly methane with some heavier hydrocarbons.

    Hydrocarbon source rocks of fair to good quality exist in the North Irian Basin and the vicinity of the Yapen Block over a wide lateral and stratigraphic interval. Currently four possible hydrocarbon play types are recognized from seismic within the Yapen Block: (1) Normal fault bound traps, (2) Strong seismic indications for the presence of stratigraphically entrapped sands lapping onto basement highs, (3) Limestones in reef facies evident on seismic, particularly over basement highs and at paleo shelfbreaks, and (4) Wrench and thrust faulting in the Yapen and Naufi wrench fault zones.

    To date, a number of prospects and leads have been identified on the Yapen Block. The prospects are in both clastic and carbonate reservoirs with demonstrated structural closure. The leads include stratigraphic pinch-outs, carbonate build-ups and unconformity traps.

Terms of Participation in the Yapen PSC Block

    The PSC and the joint venture agreement governing conduct of activities on the Yapen PSC contract area are identical to those described for the Bengara II PSC contract area with two notable exceptions: all of the lands covered by the Yapen exploration agreements are subject to a special form of PSC known as a "frontier terms" PSC and contains a substantially more favorable production sharing split between the contractor and Pertamina than do "standard terms" PSCs. Frontier terms are permitted by the Indonesian government to provide additional incentive for oil and gas exploration in what it defines as "frontier areas" which include deep water offshore areas, remote and logistically difficult onshore areas and largely underexplored areas of the economically under-developed eastern portion of Indonesia. It is this latter qualification, being located in eastern Indonesia, that permitted the Yapen PSC to be negotiated with frontier terms. The share of oil production to which the Apex (Yapen) Ltd. joint venture is entitled for the Yapen PSC under frontier terms is 62.5% but under standard PSC terms the oil share entitlement would be 26.7857%. Gas share entitlement for the Apex (Yapen) Ltd. joint venture under frontier terms is 71.4286% compared to a gas share of 62.5% under standard terms. These terms are after cost recovery has been achieved.

    The other notable difference between the Yapen and Bengara II production sharing contracts is that the Yapen contract calls for a different work and expenditure program as follows:

Contract year	Work program	Amount	GeoPetro 40% share
1	Geologic and geophysical studies and seismic reprocessing	$500,000	$200,000
2	Shoot new seismic	$1,500,000	$600,000
3	Drill one well	$3,000,000	$1,200,000
4	Geologic and geophysical studies	$500,000	$200,000
5	Shoot new seismic	$1,500,000	$600,000
6	Drill one well	$4,000,000	$1,600,000
7	Evaluate well results	$1,000,000	$400,000
8	Drill one well	$4,000,000	$1,600,000
9	Evaluate well results	$1,000,000	$400,000
10	Geologic and geophysical studies	$1,000,000	$400,000

	TOTAL	$18,000,000	$7,200,000

    In accordance with the terms of the contract and with Pertamina's consent, Apex (Yapen) Ltd. may carry forward such yearly commitments to subsequent periods provided that Pertamina consents to the extension of commitments annually. No assurance can be given that Pertamina will agree to any such extensions or that Apex (Yapen) Ltd. will have sufficient funds or be able to obtain sufficient funds from its joint venture partners, including GeoPetro. Failure of Apex (Yapen) Ltd. to pay such commitments when due or to farm-out its interest to an industry partner, which pays such obligation, may result in the forfeiture of its interest in, and rights to explore, drill and develop, the Yapen PSC area.

Current and Planned Activities in the Yapen PSC Block

    Apex (Yapen) Ltd.'s proposed 2001 budget for the Yapen PSC Block calls for expenditures totaling $2,215,000 which includes the acquisition of a targeted seismic program consisting of approximately 1,300 kilometers of 2-D seismic recently acquired in May of this year. The budget requires GeoPetro to expend its 40% share of the budgeted amounts, or $886,000. GeoPetro will need to raise additional capital to fund its share of the budget, most likely in the form of equity capital. If GeoPetro is unable to raise the required capital, it will likely need to farmout a portion or all of its interest in the block to an industry partner. Such a farmout would likely require that GeoPetro assign a portion of its interest in exchange for an industry partner funding the required capital expenditures. Furthermore, if GeoPetro is unable to secure the necessary funding, either in the form of equity capital or farmout, it may be required to relinquish its interest in the block unless a further extension is granted by Pertamina, which GeoPetro believes is likely, but of which there is no assurance.

2. AUSTRALIA

    GeoPetro has entered into joint exploration agreements covering six exploration permit areas in Australia.

  a) Whicher Range

    GeoPetro presently owns a 26.22% working interest in the Whicher Range Gas Field Project.

    Whicher Range Project is located in the South Perth Basin of Western Australia. The field was discovered by Union Oil Company ("Unocal") in 1968. Unocal drilled the Whicher Range #1 discovery well. To date, a total of four wells have been drilled on the Whicher Range structure. GeoPetro has correlated each of these wells and interprets the gas bearing intervals in each well to be in the same stratigraphic interval. These four penetrations provide control to extrapolate the existence of gas across this large four way closure. The discovery well encountered 581 feet of net gas pay over 1844 feet of gross interval and was drill stem tested at a combined rate of 5,500 Mcf/d from six intervals. The gas discovery was in the Sue Coal Measures sand, a tight sandstone of Permian age. Due to the lack of a market for natural gas at that time, Unocal did not develop the discovery. In 1995, GeoPetro acquired a working interest in the 397,000 acre permit which was subsequently designated as Exploration Permit EP 408 ("EP408"), that included the known Whicher Range Gas Field. GeoPetro acquired its interest jointly with Amity Oil NL ("Amity") and Seven Seas Petroleum. Amity is the operator of the project. As a result of purchases by Amity and GeoPetro, Seven Seas Petroleum and its successor and PennzEnergy (whose former interest is described below) no longer own any interest in the property covered by EP408. As of the date of this registration statement, Amity and GeoPetro are the only participants in this project.

    GeoPetro and its partners concluded a farmout agreement in October 1996 with Pennzoil Exploration Australia, Inc., which became PennzEnergy, whereby GeoPetro farmed out 50% of its interest to PennzEnergy. In exchange for the interest, PennzEnergy funded GeoPetro's share of a new appraisal well, Whicher Range #4 well, to a depth of 15,006 feet and funded the re-entry/testing program in the Whicher Range #1 well. The re-entry program was to conduct hydraulic fracture stimulation ("Frac") to enhance the production of natural gas from the Whicher Range #1 well by fracturing rock through the use of hydraulic pressure to open and increase the permeability of the formations believed to contain natural gas. At the same time, the re-entry program allowed this well to be tested and, if successful, to provide rates to enable PennzEnergy to decide whether to recomplete such well.

    The appraisal program was completed but with less definitive results than expected. Unocal substantially tested six intervals in the Whicher Range #1 well. The best individual zones flowed at rates of 1.3 MMcf/d and 1.9 MMcf/d. These rates were from natural flow before any stimulation was attempted. After attempting hydraulic fracture stimulations in each well, natural gas flows ranged from 1.3 to 1.5 million cubic feet in the Whicher Range #4 well and 1.1 million cubic feet in the Whicher Range #1 well. PennzEnergy recognized that the use of water based fluids during the Frac procedure damaged the reservoir formations due to swelling clays and emulsions which reduced natural gas flow rates to well below those expected from these wells. Subsequent analysis of core samples from the Whicher #4 well indicated that the sandstone reservoir contains swelling clays. The use of water based drilling and stimulation fluids caused the clays within sandstone reservoir to swell and greatly restrict permeability and the ability of natural gas to flow into the well bore.

    Subsequent to the fracture stimulation program, the decision was made to undertake a remedial stimulation program on the Whicher Range #4 well. After treatment, the well flowed at various rates before stabilizing at 3.08 million cubic feet per day at flowing tubing pressure of 880 pounds per square inch. The near tripling of the natural gas flow rate indicates that the remediation program has reduced reservoir damage and increased gas flow. Analysis of the tests indicate that considerable reservoir damage remains. GeoPetro believes an undamaged reservoir should be capable of producing gas at higher rates than indicated by the Whicher Range #1 and #4 wells which were damaged by the invasion of water into the producing formation.

    This type of formation damage problem has been encountered in a number of tight gas fields in North America and has been successfully overcome by stimulation with non-water based fluids. Based on their analysis of test results and core information from Whicher Range #4, the joint venture participants have worked with service companies to develop a non-damaging, non-water based stimulation procedure. The Whicher Range #5 is anticipated to start drilling in 2002 and will employ the revised non-water based stimulation procedure. In addition, the well is planned to be drilled with an air and air mist system versus a water based mud system to further prevent reservoir damage. GeoPetro believes that the productive capacity from the Whicher #5 and future wells will be enhanced by using the revised drilling and stimulation procedures.

    The Sue Coal Measures sand is a major producer in the basin. Similar discoveries have been made at Dongara field, Woodada field and Beharra Springs field. The Dongara field has produced 432 Bcf and is expected to ultimately recover 508 Bcf of natural gas. The Woodada field has produced 35 Bcf of natural gas. Beharra Springs field has produced 21 Bcf of natural gas.

    GeoPetro has been informed that a major local market for gas is emerging with proposed new industrial developments in the area. There are potential industrial markets regionally located in proximity to the Whicher Range Gas Field which would provide potential markets for natural gas produced from this field. These include the power generation industry, the mineral sand mining industry, the bauxite mining and alumina production industry, the chemical industry, domestic gas reticulation and the timber products industry. In the event of successful development, gas produced from the Whicher Range field will have a substantial transportation cost advantage over gas produced from the North West Shelf and transported through the 2,000 kilometer Dampier-Perth-Bunbury gas pipeline. Initial review of the local gas market has identified several potential customers within a 50 mile radius. These include: 1) The towns of Busselton and Kemerton, which are approximately 15 miles and 50 miles north of the field, respectively, and 2) Power generation plants at Kemerton.

Terms of Participation in the Whicher Range Project

  Whicher Range Exploration Permit

    The Whicher Range Project is contained within EP 408 consisting of 397,000 gross acres. EP 408 was granted by the State of Western Australia Department of Minerals and Energy on July 2, 1997. EP 408 has an initial term of six years during which the joint venture participants are obligated to fulfill certain minimum work requirements which include the following:

Contract year	Work program	Estimated Amount	GeoPetro 26.22% share
	(amounts in Australian $)
1	Drill one well	$1,800,000	$472,000
2	Data review	$50,000	$13,000
3	Acquire seismic	$400,000	$105,000
4	Data review	$50,000	$13,000
5	Drill one well	$1,800,000	$472,000
6	Data review	$50,000	$13,000

	Totals	$4,150,000	$1,088,000

    As of the date of this registration statement, the conversion rate is $0.52 US Dollars for each $1.00 Australian Dollar. This currency exchange rate is subject to substantial fluctuation depending on economic and political factors beyond GeoPetro's control. Wide variations in the exchange rate at any given time when GeoPetro is required to pay its share of expenditures relating to the minimum work requirements could affect the economics of its investment in this project. A substantial devaluation of the US Dollar against the Australian Dollar would require increased expenditures of US Dollars to satisfy GeoPetro's share of such requirements and therefore would adversely affect the economics of this arrangement for GeoPetro.

    GeoPetro and its joint venture participants in EP 408 have fulfilled the first four years work commitments. A farmout option agreement entered into by GeoPetro and its joint venture partner is discussed below. This farmout option, if exercised by farmee, will require the drilling of the Whicher Range #5 Well and will fulfill GeoPetro's work program requirement to drill a well in the fifth contract year.

    If a commercial discovery of hydrocarbons is made on the permit within the six years, then pursuant to the provisions under the Australian Petroleum Act of 1967, the permit is extended for an additional 24 year period during which the oil and gas discovery is developed and produced. During the production phase of the permit, the joint venture participants are entitled to receive 100% of proceeds from the sale of production subject to payment of a 10% royalty to the government.

  Whicher Range Joint Venture Agreement

    GeoPetro is party to a joint venture agreement which is currently between itself and Amity as the remaining participants in the EP 408 project. GeoPetro currently owns 26.22% of the joint venture and Amity and its affiliates own the remaining 73.78% of the joint venture and through it, the rights underlying the EP 408. Amity is an Australian company publicly traded in Australia.

    The agreement provides that Amity is the operator of the permit. The material terms of the joint venture agreement are as follows:

1.
Management. Management of the joint venture is conducted by a management committee which is comprised of GeoPetro and its joint venture partner, Amity. The committee makes all decisions relating to the joint venture activities including directing the conduct of the joint venture activities and the joint venture operator, including removal of the operator. Generally, most of the decisions require a majority vote of the committee. Under the agreement, 65% from two or more unrelated parties constitutes a majority vote. Accordingly, GeoPetro can effectively veto a decision affecting the joint venture with its current 26.22% interest since there are presently only two unrelated parties to the joint venture.

2.
Matters requiring unanimous approval. Under certain circumstances, a unanimous vote constituting 100% of the interests is required to approve a decision of the committee. These circumstances include:

  /
  /Any variation by the joint venture of the work obligation contained in the exploration permit; or

  /
  /a variation of the joint venture agreement; or

  /
  /relinquishments of all or a part of the acreage in the exploration permit.

3.
First refusal right. The joint venture participants have a first right of refusal in the event one of the participants desires to sell its interest to an outside party. This first right of refusal requires the party desiring to sell its interest to offer its interest to the other joint venture participants on the same terms and conditions as those offered to an outside party.

4.
Default. If a joint venture participant defaults in the payment of its share of joint venture costs, it is subject to forfeiture of its interest in the joint venture and the underlying permit area. A default occurs 60 days after the defaulting party receives notice of nonpayment and default. Upon default, the defaulting party is deemed to have withdrawn from the joint venture and its percentage interest is then offered to the non-defaulting parties on an pro-rata basis according to the non-defaulting parties interests in the joint venture.

5.
Sole risk activities. In the event that activities are conducted by less than all the joint venture parties, they are considered "sole risk" activities. A joint venture participant may conduct "sole risk" operations in connection with the following activities so long as they are not part of a pre-approved joint venture work program. The sole risk activities include:

    /
    /Drilling an exploration well; or

    /
    /deepening, reworking, sidetracking, testing or completing an appraisal well or an exploration well; or

    /
    /drilling an appraisal well.

  Sole risk activities occur when less than all of the joint venture participants wish to proceed with certain activities in the contract area. In the event sole risk activities are successful, the participants conducting and paying for the sole risk activity are entitled to receive from oil and gas production from any wells completed from the same pool discovered by the sole risk activity until the net value of such production payment equals 500% of the sole risk costs for a development well, 700% of such costs for an appraisal well and 1000% of such costs for an exploration well from any and all future revenue proceeds generated from the pool of oil and gas discovered by the sole risk activity. The "net value" of production is equal to the gross proceeds from an arm's length sale of the oil and gas production after subtracting the reasonably incurred costs of lifting, handling, and transporting such productions and all governmental royalties and levies paid for such production. Upon the sole risk participants recovering the additional 500% to 1000% cost recovery, the joint venture participants who did not participate in the sole risk activity are then entitled to receive their proportionate share of the revenues from the oil and gas produced from the pool of oil and gas discovered by the sole risk activity.

    The above discussion is only intended to be a summary of the material provisions of the exploration permit and joint venture agreement. The exploration permit, EP 408, and joint venture agreement are included as exhibits to this document.

  Whicher Range Farm-out Option Agreement

    More recently in July 2001, GeoPetro entered into an option agreement to farm-out a portion of its 26.22% working interest in EP 408, and a portion of its 27.7% interest in EP 381, in exchange for being carried by the farmee on a no cost basis in the drilling of a 4,300 meter depth test well in the Whicher Range Gas Field. EP 381 is a 330,000 acre exploration permit immediately to the south of EP 408. The farmee has paid GeoPetro a non-refundable option fee in the amount of $100,000 Australian ($50,500 U.S.) and has reimbursed GeoPetro $26,220 Australian ($13,561 U.S.) for costs previously incurred on EP 408. Per the terms of the option agreement, as amended, the farmee has until December 31, 2001, to exercise its option to enter into a farmout agreement with GeoPetro. If and once the farmout agreement option is exercised by the farmee, the agreement requires the farmee to expend a minimum of $6.5 million Australian, approximately $3.5 million U.S., towards the drilling of the Whicher Range #5 Well. In addition, the farmee is obligated to contribute $0.5 million Australian toward joint operating costs in the South Whicher Range permit area (EP 381). As a result of this agreement, GeoPetro will assign a 7.86% working interest in EP 408 and a 9.78% in EP 381 in exchange for the drilling of the test well and the contribution to joint operating costs. Once $6.5 million Australian has been expended by the farmee towards the drilling of the well and other costs as applicable, GeoPetro will pay its way on future development of the Whicher Range Gas Field based on its remaining 18.36% interest in EP 408. Once the farmee has contributed $0.5 million Australian toward the EP 381, GeoPetro will then have a 17.92% interest in the South Whicher Range area. Pursuant to the farm-out option agreement, the Whicher Range #5 Well is expected to commence drilling in the first half of 2002.

  b) Other Australian Exploration Permits

    In addition to EP 408, GeoPetro owns varying working interests in five other permit or authority to prospect areas in Australia as follows:

1.
EP 381 located in the South Perth Basin, Southwest Australia, consisting of 330,000 acres. GeoPetro has a 27.7% working interest in the permit area. This permit is subject to the farm-out option agreement discussed above.

2.
EP 386, 66 & 74 located in the Bonaparte Basin, Northwest Australia, consisting of 3,165,000 acres. GeoPetro has participated in the drilling of 5 wells on the permits, two of which resulted in gas discoveries. Additional delineation drilling will be necessary before the two gas discoveries can be deemed commercial. GeoPetro has an 8.5% working interest in the 3 permit areas. The grant of EP 74 is subject to settlement of native title issues.

3.
ATP "Authority to Prospect" 598 located in the Cooper Eromanga Basin, East Central Australia. GeoPetro has a 15.4% working interest in the permit area.

3. TEXAS

  a) Madisonville

  Madisonville General

    GeoPetro, though its wholly owned subsidiary, Redwood Energy Production, L.P. (Redwood), has purchased a 95.30% working interest (70.522% net revenue interest) in the Madisonville Field in Madison County, Texas. GeoPetro's working interest covers the Rodessa formation interval at approximately 11,800 feet of depth. The purchase included the acquisition by GeoPetro's subsidiary (Redwood) of the purchase of a 95.3% working interest in a shut-in well, the Ruby Magness No. 1 well, and approximately 9,000 acres of leases surrounding the well and 12.5 square miles of three dimensional seismic data.

    According to a reserve report prepared by Ryder Scott Company, petroleum engineers, the Rodessa formation interval in which GeoPetro owns its interest is estimated to have proved recoverable gas reserves of over 14,000 Mmbtu net to GeoPetro's 95.3% working interest. The actual reserves which may be recovered may be significantly more or less than estimated in the Ryder Scott report. The proved reserves will be developed through the recompletion of the UMC Ruby Magness No. 1 well and the drilling of up to two additional proved undeveloped locations.

  Madisonville History

    The Madisonville Field, located approximately 100 miles north of Houston, is a producing field which has produced oil and gas from four different horizons over a period of 50 years since the field was first discovered. The field was discovered in 1945 with the drilling and completion of the Boring No. 1 well, which was drilled to the Rodessa formation. However, due to the presence of hydrogen sulfide in the Rodessa formation gas, these reserves were never developed. The shallower formations in the Madisonville Field have produced from over 125 wells. In 1994, nearly 50 years after the initial discovery, United Meridian Corporation ("UMC") drilled the UMC Ruby Magness No. 1 well to the Rodessa formation as the first follow-up to the Boring No. 1 well. The UMC Ruby Magness No. 1 well had 51 to 84 feet of net pay, depending on log analysis assumptions, but the gas was found to contain impurities consisting of 8% hydrogen sulfide, 12% nitrogen and 8% carbon dioxide. These impurities must be removed from the natural gas stream before the gas may be sold into a pipeline.

    UMC production tested the UMC Ruby Magness No. 1 well through perforations in the lower most ten feet of the indicated Rodessa formation pay interval. The well tested at a water free rate of 12 million cubic feet per day from this limited interval on a 22/64ths inch choke with flowing wellhead pressures increasing from 3915 to 3919 pounds per square inch. The absolute open flow potential from this limited interval was calculated by UMC at 103,000 Mcf/d.

  Madisonville Geology

    The Madisonville Rodessa Field is an anticline with 3,450 acres of closure at the Rodessa limestone at about 11,800 feet of depth. A 3-D seismic program shot in early 1998 confirmed the size of the structure and slightly increased its size over earlier interpretations.

  Re-completion and Production Testing of the UMC Ruby Magness No. 1 Well

    As of the date of this registration statement, GeoPetro has re-entered and recompleted the UMC Ruby Magness No. 1 well. A total of 139 feet of interval has been perforated in the Rodessa formation at approximately 12,000 feet of depth for this well. The well was production tested over a 12 day period on various choke sizes with flowing rates ranging up to approximately 20.8 million cubic feet per day of natural gas with a wellhead flowing pressure of 2,910 PSIG. The calculated maximum deliverability of the well is 36 million cubic feet per day of natural gas and is limited by the size of the 2-7/8ths inch tubing in the wellbore. The calculated absolute open flow of the well was 176.5 million cubic feet of natural gas per day. Formation pressure at the Rodessa formation level is estimated at approximately 6,048 PSIA. The well is currently shut-in awaiting construction and installation of a gas treatment plant and related pipelines.

  Madisonville Hanover/Gateway Agreements

    In order to capitalize on this natural gas discovery, GeoPetro has developed a plan for gas treating which will remove impurities from the Rodessa gas in order to meet pipeline quality specifications. In this connection, the company has recently entered into agreements with a subsidiary of an NYSE listed company, Hanover Compressor Company, that has committed to fund, construct, install and operate a dedicated gas treatment plant to process the Rodessa gas.

    The terms of the agreements call for the construction and installation of a gas treatment plant by Hanover Compression Limited Partnership ("Hanover") at the Madisonville Field. The gas treatment plant will have an initial capacity sufficient to treat and bring up to pipeline quality specifications eighteen million cubic feet of gas per day (18,000 Mcf/d) of natural gas production from the UMC Ruby Magness No.1 well and any additional development wells which GeoPetro may subsequently drill to fully develop the Rodessa formation. The agreement also provides for the installation by Gateway Processing Company ("Gateway") of field gathering pipelines and an approximately seven mile sales pipeline with an estimated capacity of 60,000 Mcf/d to transport the treated natural gas to a major pipeline in the area.

    Hanover and Gateway's obligation to provide the gas treatment plant and related pipeline facilities is conditional upon GeoPetro fulfilling specific requirements:

1.
Well Recompletion and Evaluation. GeoPetro is required to perform remedial work and re-complete the UMC Ruby Magness No. 1 well for production from the Rodessa formation interval at approximately 11,800 feet of depth, conduct an evaluation to substantially confirm the production rates and reserves indicated in a prior Ryder Scott reserve report, and provide a current gas composition analysis to substantially confirm assumptions regarding gas quality used for sizing major equipment to be installed at the gas treatment plant. GeoPetro has completed re-completion and testing operations on the Ruby Magness No. 1 well which confirmed the Ryder Scott reserve assumptions and gas composition analysis; and,

2.
Approval to Inject Waste Gas. Secure regulatory approval for disposal of waste gas from the treatment plant. GeoPetro has received approval from the Texas Railroad Commission to dispose of waste gas by means of an injection well. Now that the conditions of paragraphs 1 and 2 have been fully satisfied, Hanover will begin fabricating the equipment for the gas treatment plant in its fabrication yards; then,

3.
Drilling an Injection Well. GeoPetro must permit, drill, complete and test an injection well which is demonstrated to have sufficient capacity to dispose of waste gas from the treatment plant. Once this requirement has been met, then Hanover will proceed with the installation of the gas treatment plant and Gateway will proceed with the installation of the necessary gathering and sales pipelines.

    Once these requirements have been met, the proposed gas treatment plant will be installed in proximity to the UMC Ruby Magness No. 1 well to process natural gas produced from the well to remove impurities and market the residue gas. The gas treatment plant will initially be capable of treating and bringing up to pipeline specifications approximately 18,000 Mcf/d of inlet gas from the UMC Ruby Magness No. 1 well. The capacity of the gas treatment plant may be increased in the future provided additional production and reserves will justify the capital investment required to increase the plant size.

    The term of the Hanover/Gateway agreements is seven years from the first day of the month following commencement of deliveries of natural gas to the gas treatment plant, and may be extended by mutual agreement. Under the terms of the gas purchase agreement, GeoPetro will commit all gas reserves from its interest in the Rodessa formation to be sold and delivered to Gateway. Gateway will purchase the untreated gas from GeoPetro at the well site point of delivery for a price equal to the weighted average price per Mmbtu that Gateway receives for the volume delivered to the pipeline after the impurities have been removed from the natural gas. Such price will be reduced by the amount of a fixed and variable monthly treating fee.

    Once the gas treatment plant and associated pipelines are in place and gas sales from the Madisonville Field Project commence, GeoPetro will be paid a net price per mcf of gas produced at the wellhead. The wellhead is located at the ground surface site of the producing well location and is the point of sale for purposes of the Hanover/Gateway agreements. The net price received will be based on market value of the gas at the wellhead and subject to quality and volume adjustments for the impurities in the gas. The quality adjustments shall include the following:

1.
Fixed monthly treating fee. There shall be assessed a fixed monthly treating fee payable at such time that production commences from the Ruby Magness well of $691,500 per month. The fixed monthly treating fee is considered to include all costs and expenses to gather, separate, treat, dehydrate and transport up to 18,000 Mcf/d delivered from GeoPetro's wells. The amount of this fee shall remain fixed in the first two contract years. Commencing in the third contract year, $150,000 of the $691,500 shall be adjusted for inflation by changes in the consumer price index. The following is an illustration of what the fixed monthly treating fees would be if production commences January 1, 2002 and assumes a 3.5% annual inflation rate using December 2003 as the base month as follows:

CONTRACT YEAR	CALENDAR YEARS	UNADJUSTED FOR INFLATION	ADJUSTED FOR INFLATION	TOTAL FIXED MONTHLY FEE
			(x 1.035 in year 3, 4 and 5)
1	2002	541,500	150,000	691,500
2	2003	541,500	150,000	691,500
3	2004	541,500	155,250	696,750
4	2005	541,500	160,684	702,184
5	2006	541,500	166,308	707,808

2.
Adjustment of fee in 6th and later years. The fixed monthly treating fee shall be reduced to $540,000 in the sixth contract year. Commencing in the sixth contract year, $150,000 of the $540,000 shall be adjusted for inflation by changes in the consumer price index. The following is an illustration of what the fixed monthly treating fees would be in year 6 of the agreement and later years if production commences January 1, 2002 and assumes a 3.5% annual inflation rate using December 2005 as the base month. It also assumes that in years 8, 9 and 10, the contract is mutually extended at the then prevailing rates:

CONTRACT YEAR	CALENDAR YEARS	UNADJUSTED FOR INFLATION	ADJUSTED FOR INFLATION	TOTAL FIXED MONTHLY FEE
			(Years 6, 7, 8, 9 and 10 are indexed to Dec. 2005)
6	2007	390,000	160,684	550,684
7	2008	390,000	166,308	556,308
8	2009	390,000	172,128	562,128
9	2010	390,000	178,153	568,153
10	2011	390,000	184,388	574,388
3.
Limited Recourse. Gateway/Hanover are looking solely to the reserves in the Rodessa formation to secure the fixed monthly treating fee related to the gathering, treating and transportation of the natural gas. GeoPetro and its affiliates shall not have any personal liability or obligation for any payment obligations to the plant. The only recourse the plant owner shall have for the treating fees due in any given month shall be the then current revenues attributable to gas production from Redwood's wells in the Madisonville Field area.

4.
Floating monthly treating fee. There shall be assessed a variable monthly treating fee in addition to the fixed monthly treating fee and shall be equal to 30% of the excess of the net price per mmbtu received at the tailgate of the plant over a hurdle price of $3.75 per mmbtu. In the event that the gas treatment plant and related gathering facilities and pipelines are not installed within 210 days of the recompletion and successful testing of the UMC Ruby Magness No. 1 well, the hurdle price shall be $4.00 instead of $3.75 per Mmbtu.

5.
Gas shrinkage factor. It is expected that the net saleable pipeline quality (Mmbtu) at the tail gate of the gas plant will average 68.83% of the full well stream at wellhead. This residual gas factor takes into account the removal of the inert gases, fuel usage for the compressors and plant equipment and shrinkage.

    An example of how the net wellhead price of gas would be calculated under the terms of the Hanover/Gateway agreements is as follows:

  a)
  Assume a constant production rate of 18,000 Mcf/d.

  b)
  Assume a gas price range of $2.00 to $5.00 per Mmbtu.

  c)
  Assume that residual gas, net pipeline quality gas (Mmbtu's), will approximate 68.83% of gross wellhead production.

	Gas price per Mmbtu:	$2.00	$3.00	$4.00	$5.00
1	Well production in thousands of cubic feet per day (Mcf/d)	18,000	18,000	18,000	18,000
2	Number of days in month	30	30	30	30

3	Total monthly production	540,000	540,000	540,000	540,000
4	Shrinkage factor	0.688300	0.688300	0.688300	0.688300

5	Net monthly production in Mmbtu	371,682	371,682	371,682	371,682
6	Estimated price per Mmbtu	$2.00	$3.00	$4.00	$5.00

7	Total monthly revenue	$743,364	$1,115,046	$1,486,728	$1,858,410
8	Quality adjustment—fixed treating fee	(691,500)	(691,500)	(691,500)	(691,500)
9	Quality adjustment—variable treating fee	—	—	(27,876)	(139,381)

10	Net monthly revenue	51,864	423,546	767,352	1,027,529
11	GeoPetro net revenue interest	70.522%	70.522%	70.522%	70.522%

12	Monthly revenue net to GeoPetro	$36,576	$298,693	$541,152	$724,634

	Quality adjusted net price per mcf at the wellhead (#12 divided by #3)	$0.07	$0.55	$1.00	$1.34

    As the above example illustrates, the net value of the wellhead gas from the Madisonville Project may be zero when the price of pipeline quality gas falls to below $2.00 per Mmbtu.

    The Gateway/Hanover agreements contemplate that there will be a phase II which may occur after the Madisonville gas plant becomes operational and the UMC Ruby Magness No. 1 well commences production. Upon completion of the UMC Ruby Magness No. 1 well and start-up of production from the Madisonville Project, GeoPetro will engage Ryder Scott Company to prepare an updated reserve report. If the supplemental reserve report indicates that there is more than 18,000 Mcf/d of gas which is estimated could be produced during each of the years remaining under the primary term of the Gateway/Hanover agreements, then GeoPetro will attempt to negotiate terms and conditions under which Hanover will install additional treating equipment to increase the treating capacity of the Gas Plant. If the parties then cannot successfully negotiate an agreement to increase the treating capacity, then GeoPetro can elect to install, or select a third party to install the treating equipment necessary to process the gas production in excess of the 18,000 Mcf/d per day. Hanover shall have a preferential right to match a third party offer.

    During the term of the Gateway/Hanover agreements, any gas produced by GeoPetro from its wells for treating in the treatment plant will have priority over any gas deliveries made by any other party up to the total plant capacity. Furthermore, subject to GeoPetro's priority over gas deliveries to the treatment plant, if there is spare capacity in the treatment plant then Hanover may treat third party gas. In the event third party gas is treated in the plant, then GeoPetro and Hanover will share the gross third party treating revenue related to treating the third party gas and the disposal fee paid by the third party to inject acid gas into GeoPetro's injection well in the proportion of 75% to GeoPetro and 25% to Hanover.

  Madisonville Net Profits Interest

    GeoPetro's 95.3% working interest is subject to a net profits interest in favor of an unrelated third party. The net profits interest is 12.5% (proportionately reduced) of the net operating profits until payout is achieved. After payout, the net profits interest increases to 30% (proportionately reduced) thereafter. Payout, for purposes of the net profits interest, is defined and achieved at such time as GeoPetro has recouped from net operating cash flows its total net investment in the project plus a 33% cash on cash return. The net investment includes GeoPetro's total acquisition price of the project, a production payment due Newstar Energy U.S.A., Inc. of $1,000,000, leasehold costs, permitting costs, insurance, re-entry, drilling, completion and equipping of all wells including the injection well and certain other costs and expenses relating to GeoPetro's interest in such wells.

  b) Alpha-Beta

    The Alpha-Beta Project is located in Jim Hogg County, Texas. The main objective of this project is to test an Eocene age reef and is considered a frontier type play. Although it lies in the mature South Texas Embayment at only 14,000 feet, Eocene reefs in this area are virtually an untested trend with oil and gas reserve potential. The Alpha-Beta Project consists of this gas play in a reef plus a shallow (4,500 feet) oil development prospect on the southern flank of Prado field. GeoPetro owns a 22.5% working interest in this prospect to a depth of 15,000 feet and 7.5% in all deeper depths in approximately 4,000 acres covering this prospect.

    GeoPetro and its partners have acquired a license to 18 square miles of 3-D seismic data over and around the prospect from Chevron. The 3-D seismic has confirmed the interpretation, based on 2-D seismic and gravity data, of the existence of a possible Eocene reef. The next step is to attract one or more partners to drill the initial well on a farm-out basis. GeoPetro is looking for a commitment to drill the project in 2002 with either a carried interest or a back-in interest after payout.

    The main objective of the project is a large untested Eocene age mound or reef. The mound is easily identifiable with seismic and gravity. Although many sources may cause a mound, a nearby well recovered samples that consisted of carbonate rocks (limestone and dolomite). These carbonate material are the type found in reefs, inferring that the mound is a reef.

    The shallow (4,500 feet) expression of this deep feature is Prado Field which has produced both oil and gas. Well control integrated with seismic indicate that there is additional oil potential on the southern flank of this field on GeoPetro's acreage.

  c) Cauce Dora

    The Cauce Dora prospect lies 10 miles north of San Diego, Texas along the Jim Wells-Duval County line in northeast Duval County. The main objective is the Eocene age Wilcox formation. The prospective reservoirs are typified by low porosity, low permeability, and high pressured sandstones.

    GeoPetro farmed out its 37.5% working interest in this prospect to El Paso Production Company for a cash consideration of $203,500 and was carried entirely through the drilling of a Wilcox test well to casing point for a 6.25% working interest. The well was completed in the Wilcox zone and was tested at a rate of 1,800 Mcf/d. A 3-D seismic program has been proposed to help delineate the extent of the productive sands and facilitate possible future development of the field.

4. CALIFORNIA

  a) Lokern Prospect

    The company has a 100% interest in this prospect. The Lokern Prospect is located in the southern San Joaquin Basin in Township 29 South, Range 22 East, Kern County, California. The primary objective is the Miocene Stevens Formation. The secondary objectives include the Miocene Reef Ridge and Pliocene Etchegoin sands. The Stevens Formation is Upper Miocene age. It is a thick (more than 2,000 feet thick in some areas) marine turbidite sequence consisting of pebbly-to-fine grained, poorly sorted, quartzose to arkosic sands interbedded with dark organic-rich deep water marine shales. Graded bedding is common and water depth in the basin is estimated to have been between 2,000 and 6,000 feet. The deep basin Stevens was deposited as sea fans spread over the ocean floor. These fans were fed through multiple troughs or canyons at the basin edges. Sands from surrounding highs poured through these canyons into the basin where they were controlled by basin-bounding faults and contemporaneously rising anticlines. Anticlines with some relief remained void of sands until overtaken and covered with turbidites. Channel deposits coursing around these anticlines were uplifted as the structures continued growing making excellent down-flank stratigraphic traps. Anticlinal flexure and faulting often caused extensive fracturing of the sands and the source-rock shales making many fractured reservoir wells. Elk Hills is an excellent example. Stevens sand channels go around the crest of the anticline and are productive stratigraphically far down the structure. To the north of the Lokern Prospect, Cal Canal Field produces from fracture-enhanced distal turbidite facies.

    The Lokern Prospect was developed because of the Machii-Ross Ackerman well. Based on log analysis, the well had approximately 240 feet of net oil pay and an additional 150 feet of potential pay in an Upper Stevens turbidite channel. GeoPetro is currently seeking a partner to commit to drill a well to a depth of 15,000 feet.

General

    GeoPetro holds interests in producing properties and undeveloped acreage in two states within the United States as well as in Indonesia and Australia.

Company Reserves

    GeoPetro had no proved reserves as of December 31, 1999. The reserve quantities and valuations as of December 31, 2000 are based upon estimates by Ryder Scott Company and Beeks & Associates, Inc. and are located entirely within the United States.

    GeoPetro wishes to emphasize that the estimates included in the following tables are by their nature inexact and are subject to changing economic, operating and contractual conditions. At December 31, 2000 substantially all of GeoPetro's reserves are attributable to recently completed wells, shut-in wells or undeveloped locations that have little or no production history as of that date. Reserve estimates for these wells are subject to substantial upward or downward revisions after production commences and a production history is obtained. Accordingly, reserve estimates of future net revenues from production may be subject to substantial revision from year to year. Reserve information presented herein is based on reports prepared by independent petroleum engineers.

    The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect GeoPetro's expectations for actual revenues to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these are the basis for the valuation process.

QUANTITIES OF PROVED PETROLEUM AND NATURAL GAS RESERVES
AS OF DECEMBER 31, 2000

PROVED DEVELOPED RESERVES—PRODUCING	Oil (Bbls)	Gas (Mcfs)
December 31, 2000	—	349,763

PROVED DEVELOPED RESERVES—NONPRODUCING
December 31, 2000	—	5,220,169

PROVED UNDEVELOPED RESERVES
December 31, 2000	—	8,939,000

DISCOUNTED FUTURE NET CASH FLOWS
RELATING TO PROVED PETROLEUM AND NATURAL GAS RESERVES

    For purposes of the following disclosures, estimates were made of quantities of proved reserves and the periods during which they are expected to be produced. Future cash flows were computed by applying year-end prices to estimated annual future production from proved gas reserves. The average year-end price for gas was $5.14 per mcf at December 31, 2000. Future development and production costs were computed by applying year-end costs to be incurred in producing and further developing the proved reserves. The discount was computed by application of a 10% discount factor. The calculations assume the continuation of existing economic, operating and contractual conditions. However, such arbitrary assumptions have not proven to be the case in the past. Other assumptions of equal validity could give rise to substantially different results.

As of December 31, 2000
Future net cash inflows before income tax	$41,647,618

Present value of future net cash flows before income tax	$29,133,839

Well Statistics

    As of December 31, 2000, GeoPetro did not own working interest in any productive wells. It owned a royalty interest in one well which subsequently converted to a working interest on April 1, 2001.

Acreage Statistics

    The following tables set forth the undeveloped acreage of GeoPetro as of December 31, 2000:

GeoPetro Resources Company Acreage Holdings
As of December 31, 2000

UNDEVELOPED ACREAGE	GROSS ACRES	NET ACRES
Indonesia	3,300,000	1,320,000
Australia	4,202,344	512,359
Texas	25,400	10,148
California	10,825	5,380

UNDEVELOPED ACREAGE	7,538,569	1,847,887

    Net acres are computed by multiplying the number of gross acres by our working interest in the gross acres.

Drilling Activity

    The following table sets forth the results of GeoPetro's drilling activities in the fiscal years ended December 31, 1999 and 2000:

GeoPetro Resources Company
Summary of Drilling Activity
For Fiscal Years Ending December 31, 2000 and 1999

EXPLORATORY WELLS	1999	2000
GROSS
Productive	1	1
Dry	0	1

TOTAL	1	2

NET
Productive	19.125%	2.375%
Dry	0	20.66%

TOTAL	19.125%	23.035%

DEVELOPMENT WELLS	1999	2000
GROSS
Productive	0	0
Dry	1	0

TOTAL	1	0

NET
Productive	0	0
Dry	1.5%	0

TOTAL	1.5%	0

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table will inform you, as of September 30, 2001, about the beneficial ownership of shares of GeoPetro's common stock held by each person who beneficially owns more than 5% of the outstanding shares of the common stock, each person who is a director or officer of GeoPetro and all persons as a group who are officers and directors of GeoPetro, and as to the percentage of outstanding shares held.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Approximate Percent of Class(1)
Executive officers and directors:
Mr. Stuart J. Doshi One Maritime Plaza, #400 San Francisco, CA 94111	4,500,000(2)	23.78%
Mr. David V. Creel One Maritime Plaza, #400 San Francisco, CA 94111	300,000(3)	1.59%
Mr. J. Chris Steinhauser One Maritime Plaza, #400 San Francisco, CA 94111	300,000(4)	1.59%
Mr. Kevin M. Delehanty One Maritime Plaza, #400 San Francisco, CA 94111	1,162,000(5)	6.14%
Mr. Thomas D. Cunningham One Maritime Plaza, #400 San Francisco, CA 94111	358,334(6)	1.89%

All executive officers, key persons and directors as a group (5 persons)	6,620,334(7)	34.99%

5% or more shareholders:
Mr. Lawrence Barker, Jr. One Maritime Plaza, #400 San Francisco, CA 94111	1,650,000(8)	8.65%

(1)
Unless otherwise indicated, all shares of common stock are held directly with sole voting and investment powers. Securities not outstanding, but included in the beneficial ownership of each such person are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person, but are not deemed to be outstanding for the purpose of computing percentage of the class owned by any other person.

(2)
Includes 2,000,000 shares of common stock underlying stock options.

(3)
Includes 300,000 shares of common stock underlying stock options.

(4)
Includes 300,000 shares of common stock underlying stock warrants and options.

(5)
Includes 450,000 shares of common stock underlying stock warrants and options.

(6)
Includes 216,667 shares of common stock underlying stock warrants and options.

(7)
Includes 3,353,667 shares of common stock which are issued and outstanding and 3,266,667 shares of common stock underlying stock options and warrants.

(8)
Includes 150,000 shares of common stock underlying stock options. Mr. Barker resigned from the board of directors effective October 15, 2001.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

    The following table sets forth the names and ages of all current directors and executive officers of GeoPetro and the positions in GeoPetro held by them:

Name	Age	Position
Stuart J. Doshi	56	Chairman of the Board, President and Chief Executive Officer
David V. Creel	62	Vice President of Exploration and Director
J. Chris Steinhauser	42	Vice President of Finance and Chief Financial Officer and Director
Kevin M. Delehanty	44	Director
Thomas D. Cunningham	52	Director

    Directors are elected to serve until the next annual meeting and until their successors have been elected and qualified. The Bylaws permit the board itself to fill vacancies and appoint additional directors pending shareholder approval at the next annual meeting. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified. GeoPetro's Bylaws currently authorize a minimum of four and a maximum of seven directors to serve on the Board of Directors. GeoPetro has not held an annual meeting of its shareholders.

    The business experience of each director, executive officer and key employee is summarized below.

Stuart J. Doshi, Chairman of the Board, President, Chief Executive Officer and Co-Founder, has been actively engaged in the oil and gas business since 1970. He graduated from the University of San Francisco in 1967 with a Bachelor's Degree in Finance and from the University of California, Santa Barbara in 1968 with a Master's Degree in Economics. Mr. Doshi began his oil and gas career with Natomas Company in 1970. He held various positions of increasing responsibility in planning, corporate development and financial management with Natomas. These culminated with responsibility for planning and financial management of $1 billion of annual revenues from five energy divisions (international oil and gas, domestic oil and gas, petroleum marketing and trading, coal and geothermal). After leaving Natomas in 1985, he served as a Senior Vice President of Energy Sources Group until 1988. He then served as Vice President of Pan Pacific Petroleum, Inc. from 1988 to 1991. During his career prior to forming GeoPetro, Mr. Doshi was extensively involved in the development of 4 major oil and gas contract areas in Indonesia. Immediately prior to forming GeoPetro, Mr. Doshi was the Managing Director of Sierra Overseas Corporation. He established GeoPetro in 1994 and has served as President and CEO since its inception and as Chairman of the Board since March, 1998.

David V. Creel, Vice President of Exploration and Director, has 38 years oil and gas experience as a petroleum exploration geologist. He is a graduate of the University of Notre Dame with a Bachelor's degree in Geology and the University of Tulsa with a Master's degree in Geology. His previous positions include: various geological and supervisory positions in Libya with AMOSEAS (the operator for CALTEX Petroleum) during his eleven year career with that company; Exploration Manager of the Rocky Mountain Region and Canada for Ladd Petroleum; Exploration Manager of the Rocky

Mountain Region of Kilroy Company of Texas; and President of Aztec Resources Corporation. Since 1995, Mr. Creel worked as an independent geologic consultant until June of 1998. Mr. Creel joined GeoPetro in June of 1998 in his current role as Vice President of Exploration.

J. Chris Steinhauser, Chief Financial Officer and Director, is a certified public accountant with 19 years of experience in the energy and financial services industries. He is a graduate of the University of Southern California with a Bachelor's degree in Business and conducted graduate studies at the University of Denver Graduate Tax Program. Mr. Steinhauser began his career with Peat, Marwick, Mitchell & Co. from 1981 through 1984. From September 1987 through January, 1998, Mr. Steinhauser was employed by Sharon Energy Ltd. and Sharon Resources, Inc., their operating subsidiary, ultimately serving as Executive Vice President and Chief Financial Officer of the parent and President, COO and Director of the subsidiary. He is experienced in financial and SEC reporting, shareholder communications, tax filings, and other aspects of a public oil and gas exploration and production company. From January 1998 until June 2000 he was employed by Beta Oil & Gas, Inc. as a Director and Chief Financial Officer where his primary activities included Beta's initial public offering and listing on Nasdaq NMS, business development and corporate acquisitions. Mr. Steinhauser joined GeoPetro in June 2000 as its Chief Financial Officer and Vice President of Finance.

Kevin M. Delehanty, Director, has 21 years of experience in the commercial real estate business, Mr. Delehanty is currently a Senior Vice President with Colliers International, an international real estate services firm. Prior to joining Colliers in March of 1996, Mr. Delehanty founded and operated Delehanty Commercial Brokerage, a company which specialized in real estate leasing and investment transactions. Mr. Delehanty began his real estate career as a land specialist with Hayden & Smith Co. of Dallas, Texas. He is a graduate of Southern Methodist University with a Bachelor's Degree in Business Administration and a Bachelor of Fine Arts Degree.

Thomas D. Cunningham, Director, has 28 years of experience in general management, with expertise in mergers and acquisitions, foreign exchange, sales, financial analysis and personnel management. Since March 2001, he has served as Executive Vice President and Chief Financial Officer of Microban International, Ltd., a seller and licensor of branded additives. From 1997 to 2000, Mr. Cunningham was a member of the Board and Executive Vice President of EMCOR Group, Inc. Prior to EMCOR, Mr. Cunningham was with Swiss Army Brands from 1994 to 1997, where he served on the Board of Directors and as Executive Vice President and Chief Financial Officer. Prior to that position, Mr. Cunningham spent 21 years with J.P. Morgan & Co., in various positions of increasing responsibilities and last served as Managing Director in Corporate Banking Group. Mr. Cunningham is a graduate of Harvard College with a Bachelor's Degree in Economics and from Columbia University in 1973 with a Master's degree in Business Administration.

Board Committees

    In September 2001, GeoPetro formed two board committees to direct the corporate governance and direction of GeoPetro.

    First, the Board of Directors established an audit committee whose purpose is to oversee GeoPetro's financial reporting and controls and to recommend the appointment of an independent auditor to the board each year. The audit committee is comprised of three voting members, of which two are independent directors. The current members of the committee are Stuart Doshi, President as well as independent directors Thomas D. Cunningham and Kevin Delehanty. Mr. Cunningham serves as chairman of the audit committee.

    Second, the Board of Directors of GeoPetro established a compensation committee of the Board of Directors. The compensation committee of the Board of Directors is responsible for formulating and recommending to the full Board of Directors the compensation paid to GeoPetro's executive officers and its directors. The committee presently consists of three directors, of which two are independent

Directors. The current members of the committee are Stuart Doshi, as well as independent directors Kevin Delehanty and Thomas D. Cunningham. Mr. Doshi serves as chairman of the compensation committee. The compensation committee is discussed in more detail in the section entitled "Executive Compensation."

ITEM 6. EXECUTIVE COMPENSATION

Summary Compensation Table

    The following table will inform you about the compensation earned by GeoPetro's Chief Executive Officer and any other executive officer's cash compensation that exceeded $100,000 for services rendered to GeoPetro during any of the fiscal years ended December 31, 2000, 1999 and 1998. No other executive officer's cash compensation exceeded $100,000 for the fiscal years presented.

Annual Compensation

Long-Term Compensation Awards(1)
Name and Principal Position	Year	Salary ($)		Bonus ($)		Other Annual Compensation ($)		Securities Underlying Options/SARs #	All Other Compensation ($)
Stuart J. Doshi President, Chief Executive Officer and Chairman of the Board of Directors	2000 1999 1998	$ $ $	156,251 151,406 144,000	$ $ $	— — —	$ $ $	6,680 5,462 5,111	750,000 500,000 —	$ $ $	-0- -0- -0-
David V. Creel Vice President of Exploration and a director (2)	2000 1999 1998	$ $ $	103,000 96,000 56,000	$ $ $	— — —	$ $ $	750 1,500 2,712	200,000 — 100,000	$ $ $	-0- -0- -0-

(1)
GeoPetro's compensation committee is permitted under the terms of the Stock Incentive Plan, adopted by the Board of Directors and made effective on September 10, 2001, to award restricted stock and stock appreciation rights to persons eligible to participate under the plan, consisting of officers, directors, employees and consultants. As of the date of this registration statement, no awards of restricted stock or stock appreciation rights had been granted by the compensation committee.

(2)
Reflects compensation from the date Mr. Creel was hired as an executive officer of GeoPetro.

    GeoPetro's Bylaws do not provide that non-employee directors of GeoPetro shall receive any stated salary for their services. However, during the fiscal year ended December 31, 2000, Kevin Delehanty, a Director of GeoPetro who is not otherwise employed by GeoPetro, was paid $100,000 as finder's fees for introducing prospective investors to GeoPetro in connection with the private placement of GeoPetro's shares of common stock to investors. GeoPetro maintains directors and officers liability insurance.

Stock Options Granted in Fiscal 2000

    GeoPetro uses stock options as part of the overall compensation of Directors, officers and employees. Included is a summary description of GeoPetro's Stock Incentive Plan discussing the significant features of GeoPetro's stock options.

    The following table discloses certain information with respect to stock options granted in 2000 to the named executive officers. The stock options were granted by the board of directors without tandem stock appreciation rights.

Option/SAR Grants in Last Fiscal Year

	Individual Grants
					Potential realizable value at assumed annual rates of stock price appreciation for option term
		Percent of total options/ SARs granted to employees in fiscal year
	Number of securities underlying Options/ SARs granted #
Name			Exercise or base price ($/Sh)	Expiration date	(1) 5% ($)	(1) 10% ($)
Stuart Doshi	750,000	50%	$2.00	12/29/07	$610,651	$1,423,076
David Creel	100,000	7%	$2.00	12/29/07	$81,420	$189,743

(1)
These amounts are calculated based on the indicated annual rates of appreciation and annual compounding from the date of grant to the end of the option term. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. There is no assurance that the amounts reflected in this table will be achieved.

Aggregated Option Exercises in Fiscal 2000 and Fiscal Year End Option Values

    The following table shows certain information with respect to stock options exercised in 2000 by GeoPetro's named executive officers and the value of their unexercised stock options at December 31, 2000.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

			Number of securities underlying unexercised options/SARs at fiscal year end (#)	Value of unexercised in-the-money options/SARs at the fiscal year end ($)
Name	Shares acquired on exercise (#)	Value Realized ($)	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Stuart Doshi	None	None	2,000,000 exercisable/ -0- unexercisable	$1,625,000
Dave Creel	None	None	180,000 exercisable/ 120,000 unexercisable	$—

(1)
The value of in-the-money options is equal to the fair market value of a share of common stock at fiscal year-end based on the last sale price of GeoPetro's common stock ($2.00 per share), less the exercise price.

Stock Incentive Plan

    General.  Effective as of September 10, 2001, the board of directors approved an incentive stock plan, providing for awards under the terms and provisions of such plan of incentive stock options, stock appreciation rights and restricted stock awards to officers, directors and employees of GeoPetro and its consultants (the "Stock Incentive Plan"). The plan is subject to shareholder approval within 12 months following its adoption by the board of directors. The plan provides, among other provisions, the following:

/
/The maximum number of shares which may be awarded, optioned and sold under the plan is 5,000,000 shares (subject to adjustment for stock splits, stock dividends and certain other adjustments to GeoPetro's common stock).

/
/The per share exercise price for common shares to be issued pursuant to the exercise of an option shall be no less than the fair market value of GeoPetro's common stock as of the date of grant.

/
/The per share exercise price for common shares to be issued to persons owning more than 10% of the voting stock of GeoPetro at the date of grant, shall be no less than 110% of the fair market value of GeoPetro's common stock as of the date of grant.

/
/The maximum term of the options, stock appreciation rights and rights under restricted stock awards shall generally be a maximum of ten years or such lesser time period as the board of directors determines. The maximum term for options to be issued to persons owning more than 10% of the voting stock of GeoPetro at the date of grant shall be not more than five years from the date of grant.

    Granting of stock options.  The Stock Incentive Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting of nonstatutory stock options to directors who are not employees and consultants. In the case of employees who receive incentive stock options which are first exercisable in a particular calendar year whose aggregate fair market value exceeds $100,000, the excess of the $100,000 limitation shall be treated as a nonstatutory stock option under the Stock Incentive Plan.

    The Stock Incentive Plan is being administered by the compensation committee appointed by the board of directors. This committee consists of three directors, Stuart Doshi, Kevin Delehanty and Thomas D. Cunningham. Messrs. Delehanty and Cunningham are not employees of GeoPetro. As such, under Rule 16b-3, the grant of such stock options under the Stock Incentive Plan to officers and directors who are employees is exempt from the short swing profits provisions under Section 16(b) of the Securities Exchange Act of 1934.

    This committee has the power, subject to the approval of the board of directors, to determine the terms of the options granted, including the number of shares subject to each option, the exercisability and vesting requirements of each option, and the form of consideration payable upon the exercise of such option (i.e., whether cash or exchange of existing shares of GeoPetro common stock in a cashless transaction or a combination thereof).

    As of the date of this registration statement, no stock options have been granted as incentive stock options under this plan.

    If in the future GeoPetro's stock is reported on the New York Stock Exchange, the American Stock Exchange or such other securities exchange designated by the Board, or admitted to unlisted trading privileges on any such exchange, or if the common stock is quoted on a National Association of Securities Dealers, Inc. system that reports closing prices, the fair market value shall be the closing price of the common stock as reported by such exchange or system on the day the fair market value is to be determined, or if no such price is reported for such day, then the determination of such closing price shall be as of the last immediately preceding day on which the closing price is so reported. If GeoPetro's common stock is not listed or admitted to unlisted trading privileges or quoted on any such exchange or system, the fair market value of GeoPetro's common stock shall be the average of the last reported highest bid and lowest asked prices quoted on the National Association of Securities Dealers, Inc. Automated Quotation System, or, if not so quoted, as reported by the National Quotation Bureau, Inc. on the date such value is determined. If GeoPetro's common stock is not so listed or admitted to unlisted trading privileges or so quoted and the bid and asked prices are not reported, the fair market value shall be determined in such reasonable manner as may be prescribed by the compensation committee.

    The Stock Incentive Plan will continue in effect for 10 years from September 10, 2001 (i.e., the date first adopted by the board of directors), unless sooner terminated by the board of directors. Unless otherwise provided by the board of directors, the stock options granted under the Stock Incentive Plan will terminate immediately prior to the consummation of a proposed dissolution or liquidation of GeoPetro, unless otherwise provided by the compensation committee.

    Each option and stock appreciation right, and each award of restricted stock granted under the Stock Incentive Plan shall either vest or be forfeited not later than 10 years from the date of grant or such shorter term as provided in the award agreement. However, in the case of an optionee who owns, at the time of grant, stock representing more than 10% of the combined voting power of all classes of GeoPetro stock, the term of an incentive stock option granted to such person shall not be for more than five (5) years.

    Upon the termination of an optionee's employment as an employee or consultant (in the case of a nonqualified stock option), he/she must exercise his/her option within the period of time not exceeding three (3) months (as set forth in such stock option) after he/she ceases to be an employee or consultant to GeoPetro. If an optionee becomes disabled and due to such disability ceases to be an employee or consultant to GeoPetro, he/she must exercise his/her option within the period of time not exceeding 12 months (as set forth in such stock option). Upon the death of an optionee whose employment by GeoPetro was not terminated prior to such event, the optionee's estate or person acquiring the right to exercise such option by bequest or inheritance may exercise such option at any time within 12 months following the date of such optionee's death but only to the extent that the optionee could have exercised such option (under its terms) if his/her employment had continued uninterrupted for such 12 month period.

    The options granted under the Stock Incentive Plan may only be exercised by the optionee during his/her lifetime and are not transferable except by will or by the laws of descent and distribution. The shares of GeoPetro common stock transferred to an optionee as a result of the exercise of a stock option are "restricted securities" under Rule 144 as promulgated under the 1933 Securities Act and may only be resold or transferred in compliance with such rule and the registration requirements or an exemption is available from such requirements under the 1933 Act and applicable state securities laws.

Employment Contracts

    GeoPetro executed a contract of employment with Stuart J. Doshi, President, CEO and Chairman of the Board of Directors, dated July 28, 1997 and amended January 11, 2001. The contract provides for a six year term of employment which is automatically extended upon each anniversary of the agreement. The contract of employment provides for an annual base salary of $240,000 commencing on January 1, 2001, and a ten year option to purchase up to 750,000 shares of GeoPetro common stock at an exercise price of $0.50 per share. The contract may be terminated by GeoPetro without cause upon the payment of the following:

  (a)
  A cash payment equal to the market value on the date of termination of all vested stock options and warrants without any discount for liquidity or minority position.

  (b)
  A cash payment equal to the aggregate annual base salary for the remainder of the term. This could equate to up to approximately six times the annual base salary, or approximately $1,440,000.

  (c)
  An additional cash payment equal to 20% the aggregate annual base salary for the remainder of the term.

    GeoPetro has executed an employment contract dated April 28, 1998 and amended June 15, 2000 with its Vice President of Exploration, Mr. David V. Creel. The contract provides for a three year term of employment at an annual salary of $108,000 commencing on an effective date of June 1, 2000. In addition, the agreement provides that GeoPetro shall issue options to acquire 100,000 shares of GeoPetro common stock at a price of $2.00 per share. The options are subject to vesting over a five year period with the first 20% vesting on the first anniversary of the effective date and an additional 20% vesting on each of the four anniversaries thereafter.

    The contract may be terminated by GeoPetro without cause upon the payment to Mr. Creel of the following:

  (a)
  Cash payments equal to the lesser of three month's base salary or base salary during the remainder of the employment term.

  (b)
  In the event of termination without cause, all unvested options issued by GeoPetro to Mr. Creel will vest whether or not vested as of such date.

    In addition, GeoPetro has issued options to Mr. Creel to acquire 100,000 shares of GeoPetro common stock at a price of $2.00 per share pursuant to a previous employment agreement between GeoPetro and Mr. Creel which expired on May 31, 2000. The options are subject to vesting over a five year period. 60% of the options have vested and an additional 20% will vest on June 1, 2002 and 2003, so long as Mr. Creel remains employed by GeoPetro.

    GeoPetro has executed an employment contract dated June 19, 2000 with its Vice President of Finance and Chief Financial Officer, Mr. J. Chris Steinhauser. The contract provides for a two year term of employment at an annual salary of $108,000 commencing on June 19, 2000.  In addition, the agreement provides that GeoPetro shall issue 250,000 warrants to Mr. Steinhauser entitling him to purchase non-callable no par voting common stock of the company. These warrants have a term of five years, and are subject to vesting requirements as follows: 20% of such warrants vested immediately, 20% vested on the first anniversary of employment, 20% on the second anniversary, 20% on the third anniversary, and the remaining 20% on the fourth anniversary date of employment. Each warrant shall entitle the holder thereof to purchase one share of common stock as follows:

Exercise Price Per Share	# of Shares Underlying Warrants
$2.00	150,000
$3.00	33,333
$4.00	33,333
$5.00	33,334

Total	250,000

    The contract may be terminated by GeoPetro without cause upon the payment to Mr. Steinhauser of the following:

  (a)
  Cash payments equal to the lesser of three months base salary or base salary during the remainder of the employment term.

  (b)
  In the event of termination without cause, all unvested warrants issued by GeoPetro to Mr. Steinhauser will vest whether or not vested as of such date.

Compensation Committee

    On September 10, 2001, the Board of Directors of GeoPetro established a compensation committee of the Board of Directors. The compensation committee of the Board of Directors is responsible for formulating and recommending to the full Board of Directors the compensation paid to GeoPetro's executive officers and its directors. In reviewing the overall compensation of GeoPetro's executive officers, the committee will review and consider the following components of executive compensation: base salaries, stock option/warrant grants, cash bonuses, insurance plans, and company contributions to company sponsored retirement plans. There are, however, no stock option, retirement or other long term compensation plans, except what is set forth in this document, currently in place or under discussion or consideration by the Board of Directors at the present time. The committee presently consists of Stuart Doshi and two outside Directors, Kevin Delehanty and Thomas D. Cunningham. Mr. Doshi is chairman of the committee.

    In establishing the compensation paid to GeoPetro's executives, the committee emphasizes:

(1)
Providing compensation that will motivate and retain GeoPetro's executives and reward performance,

(2)
Encouraging the long-term success of GeoPetro, and

(3)
Encouraging prudent decision making processes in an industry marked by volatility and high risk.

    The committee will evaluate compensation paid to GeoPetro's executive officers based upon a variety of factors, including GeoPetro's growth in oil and gas reserves, the market value of GeoPetro's common stock, cash flow, the extent to which GeoPetro's executive officers are able to find and create opportunities for GeoPetro to participate in drilling or acquisition ventures having quality prospects, their ability to formulate and maintain sound budgets for GeoPetro's drilling ventures and other business activities, the overall financial condition of GeoPetro, and the extent to which proposed business plans are met. The committee does not assign relative weights or rankings to these factors but instead subjectively determines compensation based on all such factors.

    In establishing base salaries for GeoPetro's executive officers, the committee does not rely on formal surveys or comparisons with other companies, but instead relies on their general knowledge and experience, focusing on a subjective analysis of each executive's contributions to GeoPetro's overall performance. Independent consultants have not been utilized by the committee for the purposes of determining compensation. While specific performance levels or "benchmarks" are not used to establish salaries, the committee will take into account historic comparisons of company performance. Concerning future awards of stock warrants or options, the committee will try to provide GeoPetro's executives with an incentive compensation vehicle that could result in future additional compensation to the executives, but only if the value of GeoPetro increases for all stockholders.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

    GeoPetro has an account payable with no stated interest rate to Stuart Doshi. Mr. Doshi is a co-founder and major shareholder, Chairman of the Board, President and Chief Executive Officer. The payable was $218,188 at December 31, 1999 and $185,630 at December 31, 2000 and June 30, 2001, respectively. The payable will not be paid until the earlier of (a) such time as GeoPetro's board of directors may reasonably determine, taking into account GeoPetro's business plan and cash flow, or (b) the listing or approval for listing of a public offering of GeoPetro's common stock.

    Additionally, GeoPetro had a note payable to Mr. Doshi in the amount of $100,000 as of December 31, 2000. The note bore interest of 6% per annum. The note was repaid in full in April 2001. In July and August of 2001, GeoPetro borrowed an additional $310,000 from Mr. Doshi pursuant to short term notes bearing interest at 8% per annum. These notes are payable upon demand.

    Additionally, GeoPetro had a note payable to a stockholder in the amount of $105,500 as of December 31, 1999. The note bore interest at a rate of 8% per annum. The note was repaid in full in

February 2000. Subsequent to June 30, 2001, GeoPetro borrowed $1,100,000 evidenced by promissory notes from shareholders as follows:

Payee	Amount	Interest rate	Maturity Date
Shareholder	$100,000	8%	31-Dec-02
Shareholder	250,000	8%	18-Sep-04
Shareholder	750,000	8%	30-Nov-02

	$1,100,000

    In January 2000, GeoPetro loaned to Lawrence Barker, Jr., a co-founder, past director and a principal shareholder, $60,000 pursuant to the terms of a secured promissory note. The note bears interest at the annual rate of ten percent payable quarterly and is due in full December 31, 2001. The note is secured by 1,500,000 common shares of GeoPetro owned by Mr. Barker. In October 2000, GeoPetro agreed to waive all past and future interest on the note.

    During the year ended December 31, 2000, GeoPetro paid Kevin M. Delehanty, a director and shareholder, finder fees in the total amount of $166,000. These fees were paid to Mr. Delehanty for introducing prospective investors to GeoPetro in connection with GeoPetro's private placement of its common stock.

    All future transactions with affiliates of GeoPetro are to be on terms no less favorable than could be approved by a majority of the directors including the majority of disinterested directors. Management of GeoPetro believes that all past transactions were as favorable to the company or its affiliates as those generally available from unaffiliated third parties. At the time these transactions were entered into, GeoPetro lacked sufficient disinterested independent directors to ratify the transactions. However, GeoPetro has now obtained ratification from its independent, disinterested directors.

ITEM 8. DESCRIPTION OF SECURITIES

    GeoPetro is authorized to issue 100,000,000 shares of common stock, no par value. As of September 30, 2001, GeoPetro had 14,653,117 shares of common stock outstanding. GeoPetro is authorized to issue 1,000,000 shares of Series A preferred stock, no par value and 3,000,000 shares of series B preferred stock, no par value. As of this date, GeoPetro has 1,000,000 shares of Series A preferred stock outstanding.

Common Stock

    Each holder of common stock is entitled to one vote per share on all matters to be voted upon by GeoPetro's stockholders. Stockholders are entitled to as many votes as equal to the number of shares multiplied by the number of directors to be elected and may cast all votes for a single director or may distribute them among the number to be voted for any two or more of them in the election of directors. These are called cumulative voting rights. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefore. GeoPetro has not paid, and does not presently intend to pay, dividends on its common stock. In the event of a liquidation, dissolution or winding up of GeoPetro, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of holders of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are validly authorized and issued and are fully paid and non-assessable, and the shares of common stock to be issued upon exercise of warrants as described in this document will be validly authorized and issued, fully paid and non-assessable. As of this date, there are approximately 223 recordholders of GeoPetro's common stock.

    As of the date of this document, there are non-callable common stock purchase warrants and options entitling the holders to purchase 4,658,203 shares of GeoPetro's common stock at a weighted average exercise price of $2.13 per share. GeoPetro has reserved authorized but unissued common stock pursuant to any future exercise of these warrants and options.

Preferred Stock

    GeoPetro is authorized to issue two series of convertible no par value preferred shares to be designated as Series A convertible preferred stock and Series B convertible preferred stock. GeoPetro is authorized to issue 1,000,000 shares of the Series A convertible preferred stock without par value and 3,000,000 shares of the Series B convertible preferred stock without par value.

    The preferred shareholders are entitled to receive a quarterly dividend that equals a specified percentage of GeoPetro's net cash flow from certain oil and gas properties. The specified percentage is defined as 50% of the quotient of the gross proceeds of the offering of the convertible preferred stock divided by $3,750,000. To date, GeoPetro has issued 1,000,000 shares of Series A convertible preferred stock for gross proceeds of $750,000. Accordingly, the specified percentage based on the preferred stock currently issued and outstanding is 10%. This is calculated by dividing $750,000 by $3,750,000 and multiplying the result by 50%. Net cash flow is defined, for purposes of the preferred dividend, as total cash inflows during the quarter less total cash outflows. Cash inflows include net proceeds from the sale of oil and gas production attributable to GeoPetro's working interests. Total cash outflows include all expenditures incurred on behalf of such working interests, including but not limited to, operating and maintenance costs, drilling costs of all appraisal and development wells, completion costs, pipeline costs and other capital costs and tax payments to all jurisdictions including foreign, federal and state. Tax payments attributable to a calendar quarter, accrued but not paid, are included in the determination of cash outflows. No dividends shall be declared or paid on any common stock during any fiscal quarter until and unless GeoPetro has declared and paid or set apart all preferred dividends, if any, owed on the convertible preferred stock for that quarter.

    GeoPetro's obligation to pay quarterly dividends on the Series A and Series B convertible preferred stock shall terminate upon the earlier of:

  /
  /Public listing of GeoPetro's common stock, or

  /
  /Payment of dividends equal to 200% of the convertible preferred stock original issue price.

    To date, no dividends have been paid or payable to the convertible preferred shareholders as GeoPetro's cash outflows have exceeded cash inflows in all applicable quarters.

    In the event of any liquidation, dissolution or winding up of GeoPetro, and after payment of preferred dividends, if any, as discussed above, the entire remaining assets and funds of GeoPetro legally available for distribution will be distributed among the common and preferred shareholders in proportion to the shares of common stock held by them and shares of common stock which holders of convertible preferred stock then have the right to acquire on conversion of their convertible preferred stock.

    Convertible preferred shareholders are entitled to vote on matters submitted to the common shareholders for a vote. Each holder of convertible preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of convertible preferred stock could be converted at the record date.

    The conversion ratio for both the Series A and Series B convertible preferred stock is one-to-one: one share of convertible preferred stock into one share of common stock. In the event that GeoPetro at any time shall:

  /
  /declare or pay, without consideration any dividend on the common stock payable in common stock or in any right to acquire common stock for no consideration, or

  /
  /subdivide the outstanding shares of common stock into a greater number of shares of common stock, by stock split, reclassification or otherwise than by payment of a dividend in common stock or in any right to acquire common stock, or

  /
  /in the event the outstanding shares of common stock shall be combined or consolidated, by reclassification or otherwise into a lesser number of shares of common stock,

then the conversion ratio for the convertible preferred stock in effect immediately prior to such event shall concurrently be proportionately decreased or increased, as appropriate.

    The Series A and Series B convertible preferred stock shall automatically convert into common stock upon the earlier of:

  /
  /Public listing of GeoPetro's common stock, or

  /
  /Payment of an aggregate amount of dividends equal to 200% of the original issue price of the preferred stock

    The convertible preferred shares may be converted into common stock, at the option of the holder, at any time after issuance of the convertible preferred shares.

Stockholder Action

    According to GeoPetro's Bylaws, concerning any act or action required of or by the holders of the common stock, the affirmative vote of the holders of a majority of the issued and outstanding common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law. As of the date of this registration statement, officers, directors and holders of 5% or more of GeoPetro's outstanding common stock do not constitute a majority and thus do not control the voting upon all actions required or permitted to be taken by stockholders of GeoPetro, including the election of directors.

Possible Anti-Takeover Effects of Authorized but Unissued Stock

    GeoPetro's authorized but unissued capital stock consists of 85,346,883 shares of common stock. One of the effects of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of GeoPetro by means of a merger, tender offer, proxy contest or otherwise, and to protect the continuity of GeoPetro's management. If in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in GeoPetro's best interests, such shares could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiring or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Other Anti-Takeover Provisions

    GeoPetro executed a contract of employment with Stuart J. Doshi, Chairman of the Board of Directors, President and CEO, dated July 28, 1997 and amended January 11, 2001. The contract may be terminated by GeoPetro without cause upon the payment of the following:

  (a)
  A cash payment equal to the market value on the date of termination of all vested stock options and warrants without any discount for liquidity or minority position.

  (b)
  A cash payment equal to the aggregate annual base salary for the remainder of the term. This could equate to up to approximately six times the annual base salary, or approximately $1,440,000.

  (c)
  An additional cash payment equal to 20% the aggregate annual base salary for the remainder of the term.

    The termination provisions of this employment contract were designed, in part, to impede and discourage a hostile takeover attempt and to protect the continuity of management.

Certain Charter and Bylaws Provisions

  Limitation of Liability

    GeoPetro's Articles of Incorporation and its Bylaws limit the liability of and indemnify directors and officers to the fullest extent permitted by California law. Specifically, the ByLaws indemnify each of GeoPetro's officers and directors against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings brought by or on behalf of GeoPetro, arising by reason of the fact any such person is or was a director or officer of GeoPetro. GeoPetro shall advance each such director expenses incurred in defending any such proceeding to the fullest extent permitted by law.

  Stockholder Meetings and Other Provisions

    Under the Bylaws, special meetings of the stockholders of GeoPetro may be called only by a majority of the members of the Board of Directors, the Chairman of the Board, the President, or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at any such meeting. The annual meeting shall be held each year on the first Thursday of the fourth month following the end of each fiscal year at 10:00 A.M., unless that date is a legal holiday in which case the meeting will be held on the next day that is not a legal holiday. The meeting shall be held at GeoPetro's executive offices or at a place to be designated by the Board of Directors.

Transfer Agent and Registrar

    As of the date of this registration statement, GeoPetro is maintaining stock records and effecting all transfers and transactions involving its common stock. At some time in the future, GeoPetro expects to engage the services of an independent registered transfer agent to provide these services.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE GEOPETRO'S COMMON EQUITY
AND OTHER SHAREHOLDER MATTERS

Market Information

    At the present time, there exists no public market for GeoPetro's common or preferred shares.

    As of this date, there are options and warrants which are exercisable to purchase common stock of GeoPetro as follows:

	Number of Shares	Weighted Average Price Per Share
Common stock underlying warrants	1,588,203	$3.53
Common stock underlying options	3,070,000	$1.41

Total common stock underlying warrants and options	4,658,203	$2.13

    As of this date, there are 1,000,000 shares of Series A convertible preferred no par value stock issued and outstanding. These shares are convertible into 1,000,000 shares of GeoPetro common stock.

    As of this date, there is a convertible promissory note which is convertible into 62,500 shares of GeoPetro common stock.

    As of this date, there are 12,791,233 shares of common stock that could be sold pursuant to Rule 144.

Holders

    As of this date, there are approximately 223 recordholders of GeoPetro's common stock.

Dividends

    GeoPetro has not paid, and does not presently intend to pay for the foreseeable future, dividends on its common stock.

ITEM 2. LEGAL PROCEEDINGS

    As of this date, GeoPetro is not a party to any legal proceeding or action of a material nature.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE

    None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Period	Title of security	# Amount of Securities	Class of Persons	Cash consideration received if any	Consideration received if other than cash
1998	Common stock	792,633	Accredited investors	$1,132,075	N/A
1998	Less: offering costs			$(235,183)
1998	Common stock	84,800	Accredited investors	$—	Common stock paid as finders fee for capital raised
1999	Common stock	857,865	Accredited investors	$720,333	N/A
1999	Less: offering costs			$(50,413)
1999	Common stock	75,683	Accredited investors	$—	Common stock paid as finders fee for capital raised
2000	Common stock	2,626,736	Accredited investors	$3,459,086	N/A
2000	Less: offering costs			$(294,488)
2000	Common stock	55,242	Accredited investors	$—	Common stock paid as finders fee for capital raised
2001 year to date	Common stock	1,491,751	Accredited investors	$2,380,918	N/A
2001 year to date	Less: offering costs			$(90,000)
2001 year to date	Common stock	36,558	Accredited investors	$—	Common stock paid as finders fee for capital raised

    In connection with the issuance of the above noted securities, GeoPetro relied upon Section 4(2) of the Securities Act in claiming exemption for the registration requirement of the Securities Act. All of the persons to whom the securities were issued are accredited investors as defined therein. The certificates representing the shares issued bear a restrictive legend prohibiting transfer without registration under the Securities Act or the availability of an exemption from registration.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    GeoPetro's Articles of Incorporation and its Bylaws limit the liability of and indemnify directors and officers to the fullest extent permitted by California law. Specifically, the By Laws indemnify each of GeoPetro's officers and directors against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings brought by or on behalf of GeoPetro, arising by reason of the fact any such person is or was a director or officer of GeoPetro. GeoPetro shall advance each such director expenses incurred in defending any such proceeding to the fullest extent permitted by law.

    GeoPetro has obtained a directors and officers liability insurance policy for the purposes of indemnification which shall cover all elected and appointed directors and officers of GeoPetro up to $6,000,000 in the aggregate. GeoPetro believes that the limitation of liability provision in its Articles of

Incorporation, and the directors and officers liability insurance will facilitate GeoPetro's ability to continue to attract and retain qualified individuals to serve as directors and officers of GeoPetro.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of GeoPetro, GeoPetro has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. Except for the payment by GeoPetro of expenses incurred or paid by a director, officer, or controlling person of GeoPetro in the successful defense of any action, suitor proceeding, if a claim for indemnification against such liabilities is asserted by such director, officer or controlling person of GeoPetro in connection with the securities being registered, GeoPetro will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent for which indemnification will be required or permitted under GeoPetro's Articles of Incorporation. GeoPetro is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

PART F/S

GEOPETRO RESOURCES COMPANY
FINANCIAL STATEMENTS

F–1

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of
GeoPetro Resources Company:

    We have audited the accompanying consolidated balance sheet of GeoPetro Resources Company and subsidiaries as of December 31, 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GeoPetro Resources Company and subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for the years ended December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States.

                      ARTHUR ANDERSEN LLP

San Francisco, California
February 5, 2001

F–2

GEOPETRO RESOURCES COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31, 2000	June 30, 2001
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$51,249	$170,039
Accounts receivable—oil and gas sales	2,415	4,988
Note receivable—related party	60,000	60,000
Prepaid expenses	3,500	3,500

Total current assets	117,164	238,527
Oil and gas properties, at cost (full cost method):
Evaluated properties	3,701,272	3,667,244
Unevaluated properties	4,213,800	4,746,549
Less—accumulated depreciation, depletion, amortization and impairments	(2,293)	(386,001)

Net oil and gas properties	7,912,779	8,027,792
Furniture, fixtures and equipment, at cost, less depreciation	11,863	11,717
Other assets—deposits and other noncurrent assets	3,500	3,500

Total Assets	$8,045,306	$8,281,536

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Payables to related party	$285,630	$185,630
Trade payables	83,190	216,784
Finders fees payable	29,200	—
Short term notes payable	1,650,000	900,000
Advances from industry partners	11,510	11,510

Total current liabilities	2,059,530	1,313,924
Commitments and contingencies (Notes 1, 4, 6 and 10)
Shareholders' Equity:
Series A preferred stock, no par value
1,000,000 shares authorized
1,000,000 shares issued and outstanding	674,425	674,425
Common stock, no par value
100,000,000 shares authorized
13,124,808 and 14,426,142 shares issued and outstanding at December 31, 2000 and June 30, 2001, respectively	8,139,954	9,967,097
Common stock subscription receivable	(100,000)	(25,000)
Accumulated deficit	(2,728,603)	(3,648,910)

Total shareholders' equity	5,985,776	6,967,612

Total Liabilities and Shareholders' Equity	$8,045,306	$8,281,536

The accompanying notes are an integral part of these consolidated financial statements

F–3

GEOPETRO RESOURCES COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31		For the six months ended June 30
	1999	2000	2000	2001
			(Unaudited)	(Unaudited)
Revenues
Oil and gas sales	$9,522	$6,230	$1,499	$23,071
Costs and expenses:
Lease operating expense	—	364	82	8,566
General and administrative	498,389	734,730	376,866	544,241
Impairment expense	—	—	—	380,352
Depreciation, depletion and amortization	3,225	5,141	653	5,351

Total costs and expenses	501,614	740,235	377,601	938,510
Loss from operations	(492,092)	(734,005)	(376,102)	(915,439)
Other income and (expense):
Interest expense	(8,064)	(25,911)	(6,812)	(4,913)
Interest income	418	7,973	2,914	45

Net loss	$(499,738)	$(751,943)	$(380,000)	$(920,307)

Basic and diluted loss per common share	$(0.05)	$(0.06)	$(0.03)	$(0.07)

Weighted average number of common shares outstanding	9,746,247	12,102,428	11,547,218	13,662,603

The accompanying notes are an integral part of these consolidated financial statements

F–4

GEOPETRO RESOURCES COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Stock Series A
			Common stock		Common Stock Subscription Subscribed
						Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount
Balances, December 31, 1999	1,000,000	$674,425	10,442,830	$4,875,356	$—	$(1,976,660)	$3,573,121
Common stock subscribed (Note 7)	—	—	—	100,000	(100,000)	—	—
Issuance of common stock in exchange for cash and services	—	—	2,361,978	3,004,598	—	—	3,004,598
Issuance of common stock for warrant exercises	—	—	320,000	160,000			160,000
Net loss	—	—	—	—	—	(751,943)	(751,943)

Balances, December 31, 2000	1,000,000	674,425	13,124,808	8,139,954	(100,000)	(2,728,603)	5,985,776
Common stock subscriptions received (unaudited) (Note 7)	—	—	—	(100,000)	100,000	—	—
Common stock subscribed (unaudited) (Note 7)	—	—	—	25,000	(25,000)	—	—
Issuance of common stock in exchange for cash and services (unaudited)	—	—	1,133,134	1,481,643	—	—	1,481,643
Issuance of common stock for warrant exercises (unaudited)	—	—	168,200	420,500	—	—	420,500
Net loss (unaudited)	—	—	—	—	—	(920,307)	(920,307)

Balances, June 30, 2001 (unaudited)	1,000,000	$674,425	14,426,142	$9,967,097	$(25,000)	$(3,648,910)	$6,967,612

The accompanying notes are an integral part of these consolidated financial statements

F–5

GEOPETRO RESOURCES COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,		For the six months ended June 30
	1999	2000	2000	2001
			(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(499,738)	$(751,943)	$(380,000)	$(920,307)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion and amortization	3,225	5,141	653	5,351
Impairment expense	—	—	—	380,352
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	24,297	(2,415)	—	(2,573)
(Increase) note receivable—related party	—	(60,000)	(60,000)	—
(Increase) decrease in prepaid expenses	(7,500)	4,000	7,500	—
(Increase) in deposits and other non-current assets	(3,500)	—	—	—
Increase (decrease) in payables to related parties	138,058	(38,058)	(48,058)	(100,000)
Increase (decrease) in trade payables	(47,969)	55,329	29,488	133,594
Increase in advances from partners	—	11,510	—	—

Net cash used in operating activities	(393,127)	(776,436)	(450,417)	(503,583)
CASH FLOWS FROM INVESTING ACTIVITIES:
Oil and gas property expenditures	(407,908)	(2,405,019)	(906,551)	(1,248,721)
Acquisition of furniture, fixtures & equipment	—	(8,214)	(4,971)	(1,849)

Net cash used in investing activities	(407,908)	(2,413,233)	(911,522)	(1,250,570)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of shares and warrants, net	669,920	3,004,598	1,633,224	1,481,643
Proceeds from the exercise of warrants, net	—	160,000	160,000	420,500
Finder fees payable	—	29,200	—	(29,200)

Net cash provided by financing activities	669,920	3,193,798	1,793,224	1,872,943
NET INCREASE (DECREASE) IN
CASH AND CASH EQUIVALENTS:	(131,115)	4,129	431,285	118,790
CASH AND CASH EQUIVALENTS:
Beginning of period	178,235	47,120	47,120	51,249

End of period	$47,120	$51,249	$478,405	$170,039

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION:
Cash paid for interest	$1,991	$24,416	$10,844	$2,038
Cash paid for income taxes	$1,600	$9,460	$800	$9,813

The accompanying notes are an integral part to these consolidated financial statements

F–6

GEOPETRO RESOURCES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information subsequent to December 31, 2000 is unaudited)

(1)
ORGANIZATION AND OPERATIONS

  GeoPetro

    GeoPetro Resources Company (GeoPetro) was originally incorporated as GeoPetro Company under the laws of the State of Wyoming in 1994 to participate in the oil and gas acquisition, exploration, development and production business in the United States and internationally. GeoPetro Company was subsequently merged into GeoPetro Resources Subsidiary Co., a California corporation, on June 28, 1996. GeoPetro's name was then changed to GeoPetro Resources Company. GeoPetro's corporate offices are in San Francisco, California. The accompanying consolidated financial statements include the accounts of GeoPetro and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Operations

    Although GeoPetro is not a development stage enterprise, the company has a limited operating history upon which an evaluation of its business prospects can be based. The risks, expense, and difficulties encountered by early stage companies must be considered when evaluating GeoPetro's business prospects. GeoPetro incurred net losses in both 1999 and 2000, and a loss of $920,307 for the six months ended June 30, 2001, and had an accumulated deficit at June 30, 2001, of $3,648,910. Because of its continued exploration and development activities, GeoPetro expects that it will continue to incur losses and that its accumulated deficit will increase until commencement of production from its projects occurs in quantities sufficient to cover operating expenses. GeoPetro expects to make significant capital expenditures in the foreseeable future. Management believes that GeoPetro will be successful in obtaining adequate sources of cash to fund its anticipated operating losses and capital expenditures through the end of 2001 and to follow through with plans for continued investments in oil and gas properties. GeoPetro's success, in part, depends on its ability to generate additional financing, farm-out certain of its projects and manage its relations with the companies that provide exploration and development services. GeoPetro's success also depends on its ability to effectively manage growth and develop proven reserves. Additionally, GeoPetro's operations are subject to all of the environmental and operational risks normally associated with the oil and gas industry. GeoPetro maintains insurance that is customary in the industry.

    Since its inception, GeoPetro has participated as a working interest owner in the acquisition of undeveloped leases, seismic options, lease options and foreign concessions and has participated in seismic surveys and the drilling of test wells on its undeveloped properties. Further leasehold acquisitions and seismic operations are planned for 2001 and future periods. In addition, exploratory drilling is scheduled during 2001 and future periods on GeoPetro's undeveloped properties. It is anticipated that these exploration activities together with others that may be entered into will impose financial requirements which will exceed the existing working capital of GeoPetro. Management plans to raise additional equity and/or debt capital, as well as farm-out certain of its projects to finance its continued participation in planned activities. In the opinion of GeoPetro management, GeoPetro can continue as a going concern even if additional financing is unavailable. However, if additional financing is not available, GeoPetro will be compelled to reduce the scope of its business activities. If GeoPetro is unable to fund planned expenditures, it may be necessary to:

1.
Forfeit its interest in wells that are proposed to be drilled;

2.
Farm-out its interest in proposed wells;

F–7

3.
Sell a portion of its interest in prospects and use the sale proceeds to fund its participation for a lesser interest; and

4.
Reduce general and administrative expenses.

    In order for GeoPetro to maintain its interest in the Indonesian and Australian contract and permit areas, certain work and expenditure commitments must be met or an extension must be granted by the applicable governing authority. In the event that GeoPetro does not meet the commitments and no extensions are granted for meeting the commitments, GeoPetro will forfeit its interest in the contract or permit areas requiring an impairment writedown equal to the capitalized costs recorded for the area forfeited. This could have a material adverse impact on GeoPetro's results of operations in future periods.

    In June 2001, GeoPetro entered into an agreement with an unaffiliated company that has committed to fund, construct and operate a dedicated gas treatment plant to process GeoPetro's gas from the Madisonville Project in Madison County, Texas. In connection with this agreement, GeoPetro is required to re-complete an existing well for production from the Rodessa formation interval at approximately 11,800 feet of depth and provide an injection well for disposal of waste gasses from the treatment plant. GeoPetro is presently recompleting the well for production and permitting has commenced for the injection well. Drilling and completion of the injection well will commence as soon as the permits are approved. GeoPetro expects to be able to initiate gas sales from the Madisonville Project in 2002.

    Other than the above work and expenditure commitments, the timing of most of GeoPetro's capital expenditures is discretionary. GeoPetro has no material long-term commitments associated with its capital expenditure plans or operating agreements. Consequently, GeoPetro has a significant degree of flexibility to adjust the level of such expenditures as circumstances warrant. The level of capital expenditures will vary in future periods depending on the success of exploratory drilling activities, gas and oil price conditions and other related economic factors.

(2)
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

    Certain amounts in GeoPetro's financial statements are based upon significant estimates, including oil and gas reserve quantities which form the basis for the calculation of depreciation, depletion and amortization of oil and gas properties. GeoPetro estimates the useful lives for furniture, fixtures and equipment to calculate depreciation of those assets. Actual results could differ from those estimates.

  Oil and Gas Properties

    GeoPetro follows the full cost method of accounting for oil and gas producing activities and, accordingly, capitalizes all costs incurred in the acquisition, exploration, and development of proved oil and gas properties, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals. All general corporate costs are expensed as incurred. In general, sales or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recorded. Amortization of evaluated oil and gas properties is computed on the units of production method based on all proved reserves on a country by country basis. Unevaluated oil and gas properties are assessed for impairment either individually or on an aggregate basis. The net capitalized costs of evaluated oil and gas properties (full cost ceiling limitation) are not to exceed their related

F–8

estimated future net revenues discounted at 10%, and the lower of cost or estimated fair value of unproved properties, net of tax considerations.

  Joint Ventures

    All exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only GeoPetro's proportionate interest in such activities.

  Revenue Recognition

    Revenue is recognized upon delivery of oil and gas production and is shown net of applicable royalty payments.

  Furniture, Fixtures and Equipment

    Furniture, fixtures and equipment is stated at cost. Depreciation is provided on furniture, fixtures and equipment using the straight-line method over an estimated service life of three to seven years.

  Income Taxes

    GeoPetro accounts for income taxes using the asset and liability method wherein deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Because of the company's continuing losses, the net deferred tax assets are fully reserved.

  Concentrations of Credit Risk

    Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions described below. The credit risk amounts for cash and accounts receivable do not take into account the value of any collateral or security.

  Fair Value of Financial Instruments

    The estimated fair values for financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of GeoPetro's financial instruments, which includes all cash, accounts receivable and accounts payable, approximate the carrying values in the financial statements at December 31, 2000, and June 30, 2001.

  Stock Based Compensation

    GeoPetro has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB25) and related interpretations in accounting for its employee stock options. In accordance with Financial Accounting Standards Board (FASB) Statement No. 123 Accounting for

F–9

Stock-Based Compensation (FASB123), GeoPetro discloses the impact of the fair value accounting of employee stock options. Transactions in equity instruments with non-employees for goods or services have been accounted for using the fair value method as prescribed by FASB123. See Notes 8 and 9.

  Loss Per Common Share

    Basic earnings per share excludes dilution and is calculated by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared from the earnings of the entity. Potential common shares for all periods presented were anti-dilutive and excluded in the earnings per share computation.

  Segment Reporting

    GeoPetro has oil and gas exploration, development and production operations in the United States, Australia and Indonesia. All revenues and related costs are associated with operations in the United States. A summary of assets and capital expenditures by geographical segment is included in Note 3.

  Cash Equivalents

    Cash and cash equivalents include cash on hand, amounts held in banks and highly liquid investments purchased with an original maturity of three months or less.

F–10

(3)
SUMMARY OF OIL AND GAS OPERATIONS

    Capitalized costs relating to GeoPetro's oil and gas activities are summarized as follows:

Year ended December 31, 2000 Capitalized costs:	United States	Australia	Indonesia	Totals
Capitalized costs—
Evaluated properties	$3,701,272	$—	$—	$3,701,272
Unevaluated properties	371,223	2,353,910	1,488,667	4,213,800
Less—Accumulated amortization of full cost pool	(2,293)	—	—	(2,293)

Net capitalized costs	$4,070,202	$2,353,910	$1,488,667	$7,912,779

Costs incurred:
Property acquisition	$2,158,545	$556,372	$1,488,667	$4,203,584
Exploration	(252,039)	103,474	—	(148,565)
Development	—	—	—	—

Total costs incurred	$1,906,506	$659,846	$1,488,667	$4,055,019

Six months ended June 30, 2001 Capitalized costs:	United States	Australia	Indonesia	Totals
Capitalized costs—
Evaluated properties	$3,667,244	$—	$—	$3,667,244
Unevaluated properties	685,984	2,431,898	1,628,667	4,746,549
Less—Accumulated amortization of full cost pool and impairments	(386,001)	—	—	(386,001)

Net capitalized costs	$3,967,227	$2,431,898	$1,628,667	$8,027,792

Costs incurred:
Property acquisition	$—	$—	$—	$—
Exploration	57,276	77,988	140,000	275,264
Development	223,456	—	—	223,456

Total costs incurred	$280,732	$77,988	$140,000	$498,720

    Exploration costs incurred in the United States during the year ended December 31, 2000 resulted in a credit balance due to the fact that the proceeds from the sale of partial interests in the Company's exploration prospects exceeded costs incurred during the period. Generally, sales or dispositions of oil and gas properties, including sales of partial interests in prospects, are treated as adjustments to capitalized costs, with no gain or loss recorded.

Evaluated oil and gas properties

    At June 30, 2001, it was determined that the total net costs in the U.S. evaluated cost pool exceeded their net realizable value due to a decline in the price of natural gas after December 31, 2000. Accordingly, an impairment writedown of $380,352 was recorded for the six months ended June 30, 2001.

F–11

Unevaluated oil and gas properties—United States

    As GeoPetro's properties are evaluated through exploration, they will be included in the amortization base. Costs of unevaluated properties in the United States at December 31, 2000, and June 30, 2001 represent exploration costs in connection with GeoPetro's Texas and California prospects. The prospects and their related costs in unevaluated properties have been assessed individually and no impairment charges were considered necessary for the United States properties for any of the periods presented. The current status of these prospects is that seismic is being interpreted on an ongoing basis on the subject lands within the prospects.

    Drilling is expected to commence on the prospects in 2002 and will continue in future periods. As the prospects are evaluated through drilling in future periods, the property acquisition and exploration costs associated with the wells drilled will be transferred to evaluated properties where they will be subject to amortization.

Unevaluated oil and gas properties—Australia

    Unevaluated costs incurred in Australia represent costs in connection with the exploration of five exploration permit areas in Australia. The prospects and their related costs in unevaluated properties have been assessed individually and no impairment charges were considered necessary for the Australian properties for any of the periods presented. The current status of these prospects is that seismic has been acquired, processed and is being interpreted on an ongoing basis on the subject lands within the prospects.

    Drilling is expected to commence on the prospects in the first half of 2002 and will continue in future periods. As the prospects are evaluated through drilling in future periods, the property acquisition and exploration costs associated with the wells drilled will be transferred to evaluated properties where they will be subject to amortization.

Unevaluated oil and gas properties—Indonesia

    Unevaluated costs incurred in Indonesia represent costs in connection with the acquisition of two production sharing contract areas in Indonesia. The prospects and their related costs in unevaluated properties have been assessed individually and no impairment charges were considered necessary for the Indonesian properties for any of the periods presented. The current status of these prospects is that seismic is being interpreted on an ongoing basis on the subject lands within the prospects.

    Drilling is expected to commence on the prospects as early as the second half of 2001 and will continue in future periods. As the prospects are evaluated through drilling in future periods, the property acquisition and exploration costs associated with the wells drilled will be transferred to evaluated properties where they will be subject to amortization.

F–12

Breakdown of unevaluated oil and gas properties

    The following table sets forth a summary of oil and gas property costs not being amortized at June 30, 2001, by the period in which the costs were incurred:

	Totals as of June 30, 2001	Six months ended June 30, 2001	Year ended December 31, 2000	Year ended December 31, 1999	1998 and prior years
Unproved property acquisition	$2,045,039	$—	$2,045,039	$—	$—
Exploration	2,701,510	275,264	166,667	479,041	1,780,538

Total	$4,746,549	$275,264	$2,211,706	$479,041	$1,780,538

    Management expects that planned activities for the year 2001 will enable the evaluation for approximately 15% of the costs as of June 30, 2001. Evaluation of 30% of the remaining costs is expected to occur in 2002 with the remaining 55% in 2003.

(4)
SHORT-TERM NOTES PAYABLE

    On December 29, 2000, GeoPetro entered into an agreement to purchase a 95.30% working interest (70.522% net revenue interest) in the Madisonville (Rodessa) Field in Madison County, Texas. GeoPetro's working interest covers the Rodessa formation interval at approximately 11,800 feet of depth. The acquisition includes a 95.3% working interest in an existing well and approximately 9,000 acres of leases surrounding the well as well as 12.5 square miles of three dimensional seismic data. The total purchase price is $2,125,000 payable as follows:

  (a)
  An initial cash payment of $475,000 which was paid on December 29, 2000.

  (b)
  An additional cash sum of $250,000 on March 31, 2001.

  (c)
  An additional cash sum of $500,000 on the earlier of (i) GeoPetro re-entering and recompleting the well in the Rodessa Interval, or (ii) GeoPetro spudding a new well on the leases, or (iii) June 30, 2001.

  (d)
  GeoPetro shall pay an additional $900,000 ten (10) days after the later of (i) GeoPetro's completion (or recompletion) of the first well in the Rodessa/Sligo Interval; or (ii) all Texas Railroad Commission permits required for operations have been approved.

    The payments due on March 31 and June 30, 2001 were recorded as short-term notes payable at December 31, 2000. Both were paid by their due dates. The additional $900,000 due upon the occurrence of future events has also been recorded as short-term notes payable at December 31, 2000 and June 30, 2001, as it is more likely than not that the stipulated events will occur. In addition, there is an additional contingent liability of $1,000,000 due sixty business days after commencement of production from the first well on the property.

(5)
INCOME TAXES

    GeoPetro's primary temporary differences relate to items currently deductible for income tax purposes but not expensed for financial reporting purposes consisting primarily of certain capitalized oil and gas property costs.

F–13

    As of December 31, 2000, GeoPetro had approximate tax net operating loss (NOL) carryforwards as follows:

	NOL Carryforward	Begins to expire in
	Millions
Federal	$4.2	2011
California	$4.2	2001
Texas	$0.6	2004
Australia	$1.3	N/A

    A significant change in ownership of GeoPetro may limit GeoPetro's ability to use these NOL carryforwards. SFAS No. 109 requires that the tax benefit of such net operating loss be recorded as an asset. At December 31, 2000, GeoPetro had net deferred tax assets of approximately $1.3 million related to the NOL, tax credits, and miscellaneous temporary differences. GeoPetro has recorded a full valuation allowance of $1.3 million at December 31, 2000, due to uncertainties surrounding the realizability of the deferred tax asset.

(6)
RELATED PARTY TRANSACTIONS

    GeoPetro has an account payable with no stated interest rate to the major stockholder, who is also the Chairman, President and CEO, in the amount of $185,630 at December 31, 2000. The payable will not be paid until the earlier of (a) such time as GeoPetro's Board of Directors may reasonably determine, taking into account GeoPetro's business plan and cash flow, or (b) the listing or approval for listing of a public offering of GeoPetro's common stock. GeoPetro also had notes payable of $100,000 to the President and CEO as of December 31, 2000 which bore interest at the rate of 6% per annum and was repaid in 2001.

    Additionally, GeoPetro has a note receivable from a former director and shareholder in the amount of $60,000 as of December 31, 2000 and June 30, 2001. This note bears no interest and is due and payable on December 31, 2001.

(7)
STOCKHOLDERS' EQUITY

    GeoPetro's articles of incorporation allow for the issuance of 100,000,000 shares of common stock, 1,000,000 shares of Series A preferred stock (Series A Stock) and 3,000,000 shares of Series B preferred stock (Series B Stock).

  Common Stock

    The holders of common stock are entitled to one vote per share. Subject to preferences on outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors. In the event of a liquidation, the holders of common stock and preferred stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock.

F–14

  Preferred Stock

    Significant rights and preferences attaching to the Series A Stock are as follows:

    Dividends—The holders of Series A Stock are entitled to receive quarterly dividends out of any funds legally available, equal to a percentage of after tax net cash flows resulting from the cash received from the sale of oil and gas for interests owned by GeoPetro as of May 30, 1996. GeoPetro's obligation to pay dividends will terminate upon the payment of an aggregate amount of dividends equaling $1.50 per share or the closing of a public offering of GeoPetro's common stock. To date, no dividends have been declared.

    Preference in Liquidation—In the event of any liquidation, dissolution, or winding up of GeoPetro, the holders of Series A Stock are entitled to receive, prior and in preference to any distribution of any assets or surplus funds to the holders of common stock, an amount equal to any dividends declared but unpaid on such shares. Subsequent to this distribution, the holders of common stock and preferred stock are entitled to share ratably in all remaining assets.

    Voting Rights—The holders of Series A Stock are entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock is convertible on the record date for the vote.

    Conversion—Each share of Series A Stock is convertible, at the option of the holder, into the number of fully paid and nonassessable shares of common stock on a one-for-one basis, subject to certain adjustments. All preferred stock will convert upon the payment of an aggregate amount of dividends equaling $1.50 per share or the closing of a public offering of GeoPetro's common stock.

    The Series B Stock, if issued, will have essentially the same rights and preferences as the Series A Stock, except that GeoPetro's obligation to pay dividends will terminate upon the payment of an aggregate amount of dividends equaling 200% of the Series B Stock original issue price. As of December 31, 2000, and June 30, 2001, no Series B Stock has been issued.

  Common Stock Subscribed

    As of December 31, 2000, and June 30, 2001, GeoPetro had received subscriptions for common stock totaling $100,000 and $25,000, respectively. GeoPetro received payment for all of the common stock subscriptions subsequent to December 31, 2000 and June 30, 2001.

(8)
COMMON STOCK OPTIONS

    GeoPetro accounts for stock options granted to employees and directors under APB Opinion No. 25. No stock based compensation was recognized for the years ended December 31, 1999 and 2000, or the six months ended June 30, 2001.

F–15

    Had compensation cost for the stock options issued to employees and directors been determined consistently with SFAS No. 123, GeoPetro's net loss would have been changed to the following pro forma amounts:

	Year ended December 31, 1999	Year ended December 31, 2000	Six months ended June 30, 2000	Six months ended June 30, 2001
Net loss:
As reported	$(499,738)	$(751,943)	$(380,000)	$(920,307)
Pro forma	(825,077)	(1,389,656)	(399,889)	(920,307)
Loss per share:
As reported	$(0.05)	$(0.06)	$(0.03)	$(0.07)
Pro forma	$(0.08)	$(0.11)	$(0.03)	$(0.07)

    A summary of the status of GeoPetro's stock option plan is as follows:

	OPTIONS	RANGE OF EXERCISE PRICES	WTD AVE. EXERCISE PRICE
Outstanding at December 31, 1999	1,560,000	$0.50 to $2.00	$0.83
Granted	1,490,000	2.00	2.00

Outstanding at December 31, 2000	3,050,000	$0.50 to $2.00	$1.40

    No options were granted during the six months ended June 30, 2001.

    The weighted average fair value of options granted, as calculated under the Black-Scholes pricing model, during the year ended December 31, 2000 is $0.46.

    Of the options outstanding at December 31, 2000 and June 30, 2001, 3,000,000 and 3,010,000 are vested, respectively.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999 and 2000: risk-free weighted-average interest rates of between 5.1 and 6.6 percent, expected dividend yield of 0 percent, expected life of four to five years from the grant date, and expected volatility of 10 percent in 1999 and 2000.

F–16

    The options outstanding have the following contractual lives:

December 31, 2000
Number of Options Outstanding	Exercise Price	Weighted Average Remaining Contractual Life
750,000	0.50	5.3
100,000	2.00	2.4
10,000	1.25	1.0
700,000	1.00	3.7
1,490,000	2.00	6.7

3,050,000

(9)
COMMON STOCK WARRANTS

    In conjunction with the issuance of units of equity securities, GeoPetro issued one share of common stock plus one warrant to purchase one additional share of GeoPetro's common stock at exercise prices of $2.50 to $5.00 per share, respectively. The purchase rights under the warrants have expiration dates from June 2001 to June 30, 2003, unless terminated earlier in accordance with the stock warrant purchase agreement.

    The allocable fair market value of the warrants on the date of grant was immaterial using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 5.6 percent to 6.0 percent, expected dividend yield of 0 percent, expected life of one and one half years from the date of grant, and expected volatility of ten percent.

    During the six months ended June 30, 2001, approximately 168,200 shares of common stock were purchased at a price of $2.50 per share through the exercise of stock purchase warrants that had an expiration date of June 30, 2001. The remaining 1,532,167 warrants with an exercise price of $2.50 per share expired on June 30, 2001.

    In conjunction with the sale of common stock, on two occasions, GeoPetro issued warrants to purchase shares of GeoPetro's common stock at an exercise price of $1.00 and $0.50 to a member of the Board of Directors involved in identifying common stock investors. During the year ended December 31, 2000, the director purchased 320,000 shares of common stock at $0.50 per share by exercising a portion of these warrants. The purchase rights under the remaining warrants expire in August 2004 unless terminated earlier in accordance with the stock warrant purchase agreement.

    The allocable fair market value of the warrants, with an exercise price of $1.00, on the date of grant was computed to be approximately $30,000 using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 6.0 percent, expected dividend yield of 0 percent, expected life of one year from the date of grant, and expected volatility of ten percent.

    The allocable fair market value of the warrants, with an exercise price of $0.50, on the date of grant was computed to be approximately $275,000 using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 6.4 percent, expected dividend yield of 0 percent, expected life of four years from the date of grant, and expected volatility of ten percent.

    Per the terms of an employment contract dated June 19, 2000 with its Vice President of Finance and Chief Financial Officer, GeoPetro issued 250,000 warrants subject to vesting requirements. These

F–17

warrants have a term of five years, and vest as follows: 20% of such warrants vested immediately, 20% on the first anniversary of employment, 20% on the second anniversary, 20% on the third anniversary, and the remaining 20% on the fourth anniversary date of employment. Each warrant shall entitle the holder thereof to purchase one share of common stock as follows:

Exercise Price per Share	# of Shares Underlying Warrants
$2.00	150,000
$3.00	33,333
$4.00	33,333
$5.00	33,334

Total warrants	250,000

    The allocable fair market value of the warrants, with an exercise price of $2.00, on the date of grant was computed to be approximately $80,000 using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 6.0 percent, expected dividend yield of 0 percent, expected life of 5 years from the date of grant, and expected volatility of ten percent. Using the same assumptions, the allocable fair market value of the warrants, with exercise prices of $3.00 to $5.00, on the date of grant was immaterial.

    In addition, during the year ended December 31, 2000, GeoPetro issued 66,667 warrants exercisable at $4.00 per share to a director which expire on December 31, 2003. The warrants were issued in connection with common shares purchased by the director in a private placement.

    There was no allocable fair market value of the warrants on the date of grant using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 5.9 percent, expected dividend yield of 0 percent, expected life of 2 years from the date of grant, and expected volatility of ten percent.

    The fair market value of the warrants has been included in common stock with an offsetting reduction for issuance costs.

F–18

    The following table summarizes the number of shares reserved for the exercise of common stock purchase warrants as of December 31, 1999 and 2000:

	EXPIRE DATE	EXERCISE PRICE	12/31/99 SHARES	WARRANTS EXERCISED	WARRANTS GRANTED	12/31/00 SHARES
Common stock	6/30/01	2.50	1,620,367	—	80,000	1,700,367
Common stock	6/30/01	5.00	164,000	—	427,200	591,200
Common stock	12/31/01	4.00	—	—	994,869	994,869
Common stock	12/31/03	4.00	—	—	10,000	10,000
Related party:
Common stock	6/19/05	2.00	—	—	150,000	150,000
Common stock	6/20/05	3.00	—	—	33,333	33,333
Common stock	6/21/05	4.00	—	—	33,333	33,333
Common stock	6/22/05	5.00	—	—	33,334	33,334
Common stock	12/31/03	4.00	—	—	50,000	50,000
Common stock	12/31/01	4.00	—	—	16,667	16,667
Common stock	6/30/00	0.50	320,000	(320,000)	—	—
Common stock	8/30/04	1.00	100,000	—	—	100,000

			2,204,367	(320,000)	1,828,736	3,713,103

    The following table summarizes the number of shares reserved for the exercise of common stock purchase warrants as of June 30, 2001:

	EXPIRE DATE	EXERCISE PRICE	12/31/00 SHARES	WARRANTS EXERCISED	WARRANTS EXPIRED	6/30/01 SHARES
Common stock	6/30/01	2.50	1,700,367	168,200	1,532,167	—
Common stock	6/30/01	5.00	591,200	—	591,200	—
Common stock	12/31/01	4.00	994,869	—	—	994,869
Common stock	12/31/03	4.00	10,000	—	—	10,000
Related party:
Common stock	6/19/05	2.00	150,000	—	—	150,000
Common stock	6/20/05	3.00	33,333	—	—	33,333
Common stock	6/21/05	4.00	33,333	—	—	33,333
Common stock	6/22/05	5.00	33,334	—	—	33,334
Common stock	12/31/03	4.00	50,000	—	—	50,000
Common stock	12/31/01	4.00	16,667	—	—	16,667
Common stock	8/30/04	1.00	100,000	—	—	100,000

			3,713,103	168,200	2,123,367	1,421,536

    A holder of any of the warrants described above will not be entitled to any rights as a stockholder of GeoPetro, including, without limitation, the right to vote the underlying shares of common stock until the holder has exercised the warrants.

F–19

(10)
COMMITMENTS AND CONTINGENCIES:

  Office Lease

    GeoPetro is committed under a office lease expiring in December 2001 whereby GeoPetro generally pays for real estate taxes, insurance, and specified maintenance costs under real property leases. The minimum rental commitment under this lease agreement is $42,000 for the year ending December 31, 2001.

    Rent expense for the years ended December 31, 1999 and 2000, was approximately $34,873 and $43,430, respectively, and is included in general and administrative expenses in the accompanying statements of operations.

(11)
SUBSEQUENT EVENTS

  Private Placements of Common Stock

    Subsequent to June 30, 2001, GeoPetro has issued 223,775 shares of its common stock for net proceeds of $388,775 in connection with private placements of its common stock to accredited investors. In addition, GeoPetro issued 3,200 shares as finder fees in connection with these private placements. GeoPetro relied upon Section 4(2) of the Securities Act in claiming exemption for the registration requirement of the Securities Act.

  Private Placements of Promissory Notes

    Subsequent to June 30, 2001, GeoPetro has issued short and long term promissory notes for net proceeds of $1,410,000 to accredited investors, including an officer of the company. GeoPetro relied upon Section 4(2) of the Securities Act in claiming exemption for the registration requirement of the Securities Act. A breakdown of these promissory notes is as follows:

Payee	Amount	Interest rate	Maturity Date	Convertible into Common Shares	Warrant Attached
Related party	$310,000	8%	upon demand	No	None
Shareholder	100,000	8%	31-Dec-02	No	None
Shareholder	250,000	8%	18-Sep-04	Yes (a)	Yes (b)
Shareholder	750,000	8%	30-Nov-02	No	Yes (b)

	$1,410,000

(a)
The $250,000 note may be converted in whole by the payee, at the payee's option and sole discretion, into shares of GeoPetro common stock at any time on or prior to the Maturity Date. Upon conversion, the payee will be entitled to receive that number of shares calculated by dividing the sum of the outstanding principal amount, plus accrued but unpaid interest thereon, by four (4). If, after one year from September 18, 2001 GeoPetro's common shares are traded on any exchange, including the NASD Over-the-Counter Bulletin Board, at an average market price equal to or exceeding $5.00 per share for twenty consecutive trading days, then GeoPetro, at its option, may, at any time thereafter and prior to the maturity date, convert the note into GeoPetro common shares using the same conversion ratio as above.

F–20

(b)
In conjunction with the $250,000 note, the payee received a warrant to purchase 25,000 Shares at a price of $2.50 per Share (the "exercise price"). In conjunction with the $750,000 note, the payee received a warrant to purchase 75,000 Shares at a price of $2.50 per Share. The warrants expire September 18, 2004. The warrants may be exercised, in whole or in part, by the payment of cash to GeoPetro equivalent to the exercise price multiplied by the number of underlying shares being exercised. Alternatively, the warrants may be converted into shares of GeoPetro on a cashless basis. The number of GeoPetro shares issuable upon conversion of the warrants on a cashless basis is derived as follows:

X = (P)(Y)(A-B)/A

Where	X =	the number of shares of GeoPetro to be issued for the portion of the warrant being converted.
	P =	the portion of the warrant being converted expressed as a decimal fraction.
	Y =	the total number of shares of GeoPetro issuable upon exercise of the warrant in full.
	A =	the fair market value of one share of GeoPetro
	B =	the exercise price on the date of conversion.
(12)
UNAUDITED SUPPLEMENTARY OIL AND GAS RESERVE INFORMATION

    The following supplementary information is presented in compliance with United States Securities and Exchange Commission regulations and is not covered by the report of GeoPetro's independent auditors. The information required to be disclosed for the year ended 2000 in accordance with FASB Statement No. 69, "Disclosures About Oil and Gas Producing Activities," is discussed below and is further detailed in the following tables. GeoPetro had no proved reserves as of December 31, 1999.

    The reserve quantities and valuations for fiscal 2000 are based upon estimates by Ryder Scott Company and Beeks & Associates, Inc. The proved reserves presented herein are located entirely within the United States. Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Reservoirs are considered proved if economic producibility is supported by either actual production or a conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (B) the immediately adjoining portions not yet drilled, but which can reasonably be judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

    Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved

F–21

developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

    The estimates included in the following tables are by their nature inexact and are subject to changing economic, operating and contractual conditions. At December 31, 2000 substantially all of GeoPetro's reserves are attributable to recently completed wells, shut-in wells or undeveloped locations that have little or no production history as of that date. Reserve estimates for these wells are subject to substantial upward or downward revisions after production commences and a production history is obtained. Accordingly, reserve estimates of future net revenues from production may be subject to substantial revision from year to year. Reserve information presented herein is based on reports prepared by independent petroleum engineers.

    The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect GeoPetro's expectations for actual revenues to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these are the basis for the valuation process.

F–22

CHANGES IN QUANTITIES OF PROVED PETROLEUM AND NATURAL GAS RESERVES
FOR THE YEARS ENDED DECEMBER 31, 1999 and 2000 (Unaudited)

PROVED RESERVES PRESENTED HEREIN ARE LOCATED
ENTIRELY WITHIN THE UNITED STATES

PROVED RESERVES	Oil (Bbls)	Gas (Mcfs)
December 31, 1999	—	—
Extension and discoveries	—	430,291
Purchase of minerals in place	—	14,081,000
Revisions of previous estimates	—	—
Production	—	(2,359)

December 31, 2000	—	14,508,932

PROVED DEVELOPED RESERVES—PRODUCING	Oil (Bbls)	Gas (Mcfs)
December 31, 2000	—	349,763

PROVED DEVELOPED RESERVES—NONPRODUCING
December 31, 2000	—	5,220,169

PROVED UNDEVELOPED RESERVES
December 31, 2000	—	8,939,000

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
RELATING TO PROVED PETROLEUM AND NATURAL GAS RESERVES (Unaudited)

    For purposes of the following disclosures, estimates were made of quantities of proved reserves and the periods during which they are expected to be produced. Future cash flows were computed by applying year-end prices to estimated annual future production from proved gas reserves. The average year-end price for gas was $5.14 per mcf at December 31, 2000. Future development and production costs were computed by applying year-end costs to be incurred in producing and further developing the proved reserves. Future income tax expenses were computed by applying, generally, year-end statutory tax rates (adjusted for permanent differences, tax credits and allowances) to the estimated net future pre-tax cash flows. The discount was computed by application of a 10% discount factor. The calculations assume the continuation of existing economic, operating and contractual conditions.

F–23

However, such arbitrary assumptions have not proven to be the case in the past. Other assumptions of equal validity could give rise to substantially different results.

At December 31, 2000
Future cash inflows	$74,521,616
Future costs—
Production	(22,467,723)
Development	(10,406,275)

Future net cash inflows before income tax	41,647,618
Future income tax	(9,978,669)

Future net cash flows	31,668,949
10% discount factor	(12,513,779)

Standardized measure of discounted future net cash flows	$19,155,170

CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH
FLOWS FROM PROVED PETROLEUM AND NATURAL GAS RESERVE
QUANTITIES (Unaudited)

PROVED RESERVES ARE LOCATED
ENTIRELY WITHIN THE UNITED STATES

    The following are the principal sources of changes in the standardized measure of discounted future net cash flows:

For the year ended December 31, 2000
Standardized measure of discounted future net cash flows— beginning of year	$—
Oil & gas sales, net of costs	(5,866)
Purchase of minerals in place	18,176,516
Extensions and discoveries, net of future costs	984,520
Standardized measure of discounted future net cash flows—
end of year	$19,155,170

F–24

PART III

INDEX TO EXHIBITS

Exhibit #	Description of Exhibit
3.1A	Original Articles of Incorporation of GeoPetro Company
3.1B	Original and Amended Articles of Incorporation of GeoPetro Resources Company
3.2A	Bylaws of the GeoPetro Company
3.2B	Amended and Restated Bylaws of the GeoPetro Resources Company
10.1	Farm Out Agreement for Bengara II and Yapen, Dated January 1, 2000
10.2	Joint Venture Agreement Bengara II, Dated January 1, 2000
10.3	Joint Venture Agreement Yapen, Dated January 1, 2000
10.4	Production Sharing Contract Bengara II, Dated December 4, 1997
10.5	Production Sharing Contract Yapen, Dated September 27, 1999
10.6	Joint Venture Agreement—Whicher Range, Dated October 28, 1996
10.7	Exploration Permit #408, Dated July 2, 1997
10.8	Madisonville Project Purchase Sale Agreement Dated December 29, 2000
10.8.1	First Amendment Dated June 14, 2001 to the Madisonville Project Purchase Sale Agreement Dated December 29, 2000
10.9	Gateway/Hanover Agreements Dated June 15, 2001
10.10	Stuart Doshi Employment Agreement, Dated July 28, 1997
10.11	Stuart Doshi Employment Agreement Amendment, Dated January 11, 2001
10.12	David Creel Employment Agreement, Dated June 15, 2000
10.13	J. Chris Steinhauser Employment Agreement, Dated June 19, 2000
10.14	Office Sublease Agreement, Dated November 9, 1999
10.15	Note Payable to Stuart Doshi, Dated July 19, 2001
10.16	Note Payable to Stuart Doshi, Dated August 17, 2001
10.17	Note Payable to Stuart Doshi, Dated August 20, 2001
10.18	Note Payable to Stuart Doshi, Dated August 22, 2001
10.19	Note Payable to Stuart Doshi, Dated August 23, 2001
10.20	Note Payable to Stuart Doshi, Dated August 23, 2001
10.21	Note Payable to Shareholder, Dated September 18, 2001
10.22	Note Payable to Shareholder, Dated September 18, 2001
10.23	First Amendment to David Creel Employment Agreement, Dated June 15, 2000
10.24	Secured Promissory Note Receivable from Lawrence Barker, Jr., Dated January 18, 2000
10.25	First Amendment Dated October 12, 2000 to Secured Promissory Note Receivable from Lawrence Barker, Jr., Dated January 18, 2000
10.26	Memorandum of Understanding with Whicher Range Gasfields Limited, Dated July 22, 2001
99	The 2001 Stock Incentive Plan

POWER OF ATTORNEY

    Each person whose signature appear below constitutes and appoints Stuart Doshi his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do so and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof and GeoPetro hereby confers like authority on its behalf.

SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the GeoPetro has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

GEOPETRO RESOURCES COMPANY
Date: October 24, 2001
By: /s/ STUART J. DOSHI Stuart J. Doshi Chairman of the Board of Directors, President and Chief Executive Officer
By: /s/ J. CHRIS STEINHAUSER J. Chris Steinhauser Chief Financial Officer, Vice President, Director and Principal Accounting Officer

    Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the GeoPetro and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ STUART J. DOSHI Stuart J. Doshi	Chairman of the Board, President and Chief Executive Officer	October 24, 2001
/s/ DAVID V. CREEL David V. Creel	Vice President of Exploration and Director	October 24, 2001
/s/ J. CHRIS STEINHAUSER J. Chris Steinhauser	Vice President of Finance and Chief Financial Officer and Director	October 24, 2001
/s/ KEVIN M. DELEHANTY Kevin M. Delehanty	Director	October 24, 2001
/s/ THOMAS D. CUNNINGHAM Thomas D. Cunningham	Director	October 24, 2001

QuickLinks

Disclosure Regarding Forward-Looking Statements
GLOSSARY OF TERMS
ITEM 1. BUSINESS
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ITEM 3. DESCRIPTION OF PROPERTIES
QUANTITIES OF PROVED PETROLEUM AND NATURAL GAS RESERVES AS OF DECEMBER 31, 2000
DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED PETROLEUM AND NATURAL GAS RESERVES
GeoPetro Resources Company Acreage Holdings As of December 31, 2000
GeoPetro Resources Company Summary of Drilling Activity For Fiscal Years Ending December 31, 2000 and 1999
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
ITEM 6. EXECUTIVE COMPENSATION
Annual Compensation
Option/SAR Grants in Last Fiscal Year
Aggregated Option Exercises in Fiscal 2000 and Fiscal Year End Option Values
Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
ITEM 8. DESCRIPTION OF SECURITIES
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE GEOPETRO'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
ITEM 2. LEGAL PROCEEDINGS
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
GEOPETRO RESOURCES COMPANY FINANCIAL STATEMENTS
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
GEOPETRO RESOURCES COMPANY CONSOLIDATED BALANCE SHEETS
GEOPETRO RESOURCES COMPANY CONSOLIDATED STATEMENTS OF OPERATIONS
GEOPETRO RESOURCES COMPANY CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
GEOPETRO RESOURCES COMPANY CONSOLIDATED STATEMENTS OF CASH FLOWS
GEOPETRO RESOURCES COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Information subsequent to December 31, 2000 is unaudited)
CHANGES IN QUANTITIES OF PROVED PETROLEUM AND NATURAL GAS RESERVES FOR THE YEARS ENDED DECEMBER 31, 1999 and 2000 (Unaudited)
STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED PETROLEUM AND NATURAL GAS RESERVES (Unaudited)
CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED PETROLEUM AND NATURAL GAS RESERVE QUANTITIES (Unaudited)
INDEX TO EXHIBITS